As filed with the Securities and Exchange Commission on December 17, 2013

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

TANGER FACTORY OUTLET CENTERS, INC.

(Exact name of registrant as specified in its charter)

North Carolina	3200 Northline Avenue, Suite 360	56-1815473
(State or Other Jurisdiction of Incorporation or Organization)	Greensboro, North Carolina 27408 (336) 292-3010	(I.R.S. Employer Identification No.)

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Steven B. Tanger, President and Chief Executive Officer

Tanger Factory Outlet Centers, Inc.

3200 Northline Avenue, Suite 360

Greensboro, North Carolina 27408

(336) 292-3010

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copy to:

Raymond Y. Lin, Esq.

Latham & Watkins LLP

885 Third Avenue, Suite 1000

New York, New York 10022

(212) 906-1200

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.    ☒

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐ (do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Common Shares, par value $.01 per share	5,465,638	(2)	(2)	(2)
Common Shares, par value $.01 per share	450,576	$32.00(3)	$14,418,432(3)	$1,857.10(3)

(1)	In the event of a share split, share dividend, or similar transaction involving the Company’s common shares, the number of shares registered shall automatically be increased to cover the additional shares in accordance with Rule 416 under the Securities Act.
(2)	Pursuant to Rule 415(a)(6) of the Securities Act, 5,465,638 Company common shares registered hereunder were previously registered by the registrant pursuant to Registration Statement No. 333-176290 filed on August 12, 2011, and were not sold thereunder. Pursuant to Rule 415(a)(6), $14,690.08 of the registration fee that was previously paid with respect to these unsold securities will continue to be applied to such unsold securities.
(3)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act, based upon the average of the high and low prices of the common shares reported on the New York Stock Exchange on December 12, 2013.

Of the aggregate 5,916,214 Company common shares registered pursuant to this registration statement, 5,465,638 of such shares were previously registered by the registrant pursuant to Registration Statement No. 333-176290 filed on August 12, 2011 (the “Prior Registration Statement”), and were not sold thereunder. Pursuant to Rule 415(a)(6), $14,690.08 of the registration fee that was previously paid with respect to these unsold securities will continue to be applied to such unsold securities. In addition, pursuant to Rule 415(a)(6), the offering of unsold securities under the Prior Registration Statement will be deemed terminated as of the date of this registration statement.

PROSPECTUS

5,916,214 Shares

Tanger Factory Outlet Centers, Inc.

Common Shares

The selling shareholders listed on page 17 of this prospectus may offer and sell from time to time under this prospectus and supplements to this prospectus a total of 5,916,214 common shares of Tanger Factory Outlet Centers, Inc., a North Carolina corporation, issued or issuable upon the exchange of limited partnership units in our operating partnership, Tanger Properties Limited Partnership. We will not receive any proceeds from the sale of our common shares pursuant to this prospectus. See “The Offering” on page 15 of this prospectus.

Our common shares are traded on the New York Stock Exchange under the symbol “SKT.” On December 16, 2013, the last reported sales price of our common shares on the New York Stock Exchange was $31.81 per share.

You should consider the risks discussed in “Risk Factors” beginning on page 8 of this prospectus as well as the risk factors relating to our business that are incorporated by reference in the prospectus before you invest in our common shares issued or issuable upon exchange of the limited partnership units.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is December 17, 2013

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Tanger Factory Outlet Centers, Inc. and its subsidiaries is referred to in this prospectus as the Company, and Tanger Properties Limited Partnership and its subsidiaries is referred to in this prospectus as the Operating Partnership. The terms “we”, “our” and “us” refer to the Company and the Operating Partnership together, as the context requires. All references to “common shares” refer to our common shares, par value $.01 per share. All references to “units” refer to the units of limited partnership in Tanger Properties Limited Partnership.

ABOUT THIS PROSPECTUS

This prospectus is part of an automatic shelf registration statement on Form S-3 that we filed with the Securities and Exchange Commission (the “SEC”) as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933, as amended. As allowed by the SEC rules, this prospectus does not contain all of the information included in the registration statement. For further information, we refer you to the registration statement, including its exhibits. Statements contained in this prospectus about the provisions or contents of any agreement or other document are not necessarily complete. If the SEC’s rules and regulations require that an agreement or document be filed as an exhibit to the registration statement, please see that agreement or document for a complete description of these matters.

You should read this prospectus and any prospectus supplement, as well as the information incorporated by reference herein and therein, carefully before you invest in our common shares. These documents contain important information you should consider before making your investment decision. See “Where You Can Find More Information” in this prospectus. Information incorporated by reference after the date of this prospectus may add, update or change information contained in this prospectus. Any information in such subsequent filings that is inconsistent with this prospectus will supersede the information in this prospectus or any earlier prospectus supplement.

You should rely only on the information contained in or incorporated by reference in this prospectus and any prospectus supplement. If anyone provides you with additional or different information, you should not rely on it. You should assume that the information appearing in this prospectus, any prospectus supplement and the documents incorporated by reference herein and therein is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains a web site, http://www.sec.gov, which contains reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the SEC. You may read and copy any document the Company files with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room.

You may also obtain these materials from us at no cost by directing a written or oral request to us at Tanger Factory Outlet Centers, Inc., 3200 Northline Avenue, Suite 360, Greensboro, North Carolina 27408, Attn: Corporate Secretary, or by calling our Investor Relations Department at (336) 834-6892, or at our website at www.tangeroutlet.com. The information contained on or accessible through our website is not incorporated by reference into this prospectus or any prospectus supplement.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” certain information we file with the SEC, which means that we can disclose important information to you by referring to the other information we have filed with the SEC. The information that we incorporate by reference is considered a part of this prospectus and information that we file later with the SEC prior to the termination of this offering will automatically update and supersede the information contained in this prospectus. We incorporate by reference the following documents we filed with the SEC pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (other than information in such documents that is deemed not to be filed):

Tanger Factory Outlet Centers, Inc.:

•	Annual Report on Form 10-K for the year ended December 31, 2012, filed with the SEC on February 27, 2013;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, filed with the SEC on May 9, 2013;

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, filed with the SEC on August 5, 2013;

•	Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, filed with the SEC on November 12, 2013;

•	Current Reports on Form 8-K filed on June 29, 2011, February 12, 2013, May 17, 2013, September 4, 2013, November 20, 2013, and November 25, 2013;

•	Current Report on Form 8-K/A filed on October 13, 2011;

•	Definitive proxy statement filed on April 3, 2013; and

•	Definitive additional proxy soliciting materials filed on April 3, 2013.

Notwithstanding the foregoing, unless specifically stated to the contrary, none of the information that we disclose under Items 2.02, 7.01 or 9.01 of any Current Report on Form 8-K that we may from time to time furnish to the SEC will be incorporated by reference into, or otherwise included in, this prospectus or any prospectus supplement.

The Company is also incorporating by reference additional documents that it may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as Proxy Statements. Any statement contained in this prospectus or any prospectus supplement or in a document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus and any prospectus supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus or any prospectus supplement.

You may request any of the documents incorporated by reference herein (excluding exhibits) as described above under “Where You Can Find More Information.”

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus or any prospectus supplement contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are subject to certain risks, uncertainties, and typically can be identified by the use of words such as “may,” “expect,” “intend,” “estimate,” “anticipate,” “forecast,” “plan,” “believe” and similar terms. Although we believe that our expectations are reasonable, we can give no assurance that these expectations will prove to have been correct, and actual results may vary materially. Factors that could cause actual results to differ materially from those contemplated above include, among others:

•	national and local general economic and market conditions;

•	demographic changes; our ability to sustain, manage or forecast our growth; existing governmental regulations and changes in, or the failure to comply with, government regulations;

•	adverse publicity; liability and other claims asserted against us;

•	competition;

•	the risk that we may not be able to finance our planned development activities or refinance existing indebtedness on favorable terms or at all;

•

the risk that ownership interests in certain of our properties are held by third parties whose interests may conflict with ours and thereby constrain us from taking actions concerning these properties which we would otherwise take;

•

risks related to the retail real estate industry in which we compete, including the potential adverse impact of external factors such as inflation, tenant demand for space, consumer confidence, unemployment rates and consumer tastes and preferences;

•	the risk that high fuel prices may impact consumer travel and spending habits;

•

risks associated with our development activities, such as the potential for cost overruns, delays and lack of predictability with respect to the financial returns associated with these development activities;

•	risks associated with real estate ownership, such as the potential adverse impact of changes in the local economic climate on the revenues and the value of our properties;

•

risks that we incur a material, uninsurable loss of our capital investment and anticipated profits from one of our properties, such as those that result from wars, earthquakes, tornados or hurricanes and other business disruptions;

•

risks that a significant number of tenants or a tenant or tenants that lease a significant amount of gross leasable area from us may become unable to meet their lease obligations, including as a result of tenant bankruptcies, or that we may be unable to renew or re-lease a significant amount of available space on economically favorable terms;

•	fluctuations and difficulty in forecasting operating results; changes in business strategy or development plans;

•	changes in the outlet industry or in consumer demand for factory outlet stores;

•	interest rate fluctuations;

•	risks related to cyber-attacks or cyber-terrorism that could disrupt our business operations;

•	our ongoing qualification as a REIT (as defined below);

•	the ability to realize planned costs savings in acquisitions; and

•	retention of earnings.

Additional factors which may cause actual results to differ materially from current expectations include, but are not limited to, those set forth in the section entitled “Business” in our Annual Report on Form 10-K for the year ended December 31, 2012, including the subheadings entitled “The Company and the Operating Partnership,” “Recent Developments,” “The Outlet Concept,” “Our Outlet Centers,” “Business History,” “Business Strategy,” “Growth Strategy,” “Operating Strategy,” “Capital Strategy,” “Competition,” “Insurance,” the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the section titled “Risk Factors” in each of this prospectus, any prospectus supplement and in our Annual Report on Form 10-K for the year ended December 31, 2012. You should consider our forward-looking statements in light of those risks as you read this prospectus and any prospectus supplement. Forward-looking statements speak only as of the date made. Except as required by law, we undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

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PROSPECTUS SUMMARY

This summary highlights information contained in or incorporated by reference in this prospectus. This summary is not complete and does not contain all of the information that you should consider before making an investment decision to purchase our common shares. You should read the prospectus and any prospectus supplement, as well as the documents incorporated by reference, including the information set forth under the heading “Risk Factors” and the financial data and related notes.

The Company and the Operating Partnership

Tanger Factory Outlet Centers, Inc. and subsidiaries is one of the largest owners and operators of outlet centers in the United States and Canada. We are a fully-integrated, self-administered and self-managed real estate investment trust, or REIT, which focuses exclusively on developing, acquiring, owning, operating and managing outlet shopping centers. As of November 30, 2013, we had 37 consolidated outlet centers in 24 states coast to coast, with a total gross leasable area of approximately 11.5 million square feet. These centers were, on average, 99% occupied and contained over 2,400 stores, representing approximately 400 store brands. We also had partial ownership interests in 7 outlet centers totaling approximately 1.7 million square feet, including three outlet centers in Canada.

Our centers and other assets are held by, and all of our operations are conducted by, the Operating Partnership and subsidiaries. Accordingly, the descriptions of our business, employees and properties are also descriptions of the business, employees and properties of the Operating Partnership.

The Company owns the majority of the units of partnership interest issued by the Operating Partnership, through its two wholly-owned subsidiaries, Tanger GP Trust and Tanger LP Trust. Tanger GP Trust controls the Operating Partnership as its sole general partner. Tanger LP Trust holds a limited partnership interest. As of November 30, 2013, the Company, through its ownership of the Tanger GP and Tanger LP Trusts, owned 94,505,685 units of the Operating Partnership and the other limited partners (the “Non-Company LPs”) owned 5,145,012 Class A common limited partnership units. Each Class A common limited partnership unit held by the Non-Company LPs is exchangeable for one of the Company’s common shares, subject to certain limitations to preserve the Company’s REIT status. Each Non-Company LP is a selling shareholder (collectively, the “Selling Shareholders”) under this prospectus (see “Selling Shareholders” beginning on page 17 of this prospectus). Certain of the Selling Shareholders have previously exchanged their Operating Partnership units for Company common shares. Class B common limited partnership units, which are held by Tanger LP Trust, are not exchangeable for common shares of the Company.

Organizational Chart

Ownership of the Company’s common shares is restricted to preserve the Company’s status as a REIT for federal income tax purposes. Subject to certain exceptions, a person may not actually or constructively own more than 4% of our common shares. We also operate in a manner intended to enable us to preserve our status as a REIT, including, among other things, making distributions with respect to our then outstanding common and preferred shares equal to at least 90% of our taxable income each year.

The Company is a North Carolina corporation that was incorporated in March 1993, and the Operating Partnership is a North Carolina limited partnership that was formed in May 1993. Our executive offices are located at 3200 Northline Avenue, Suite 360, Greensboro, North Carolina, 27408 and our telephone number is (336) 292-3010. Our website can be accessed at www.tangeroutlet.com. The information contained on or accessible through our website is not incorporated by reference into this prospectus or any prospectus supplement.

Recent Developments

Deer Park

In August 2013, our Deer Park joint venture completed a refinancing of its existing debt and then immediately restructured the ownership whereby we acquired an additional ownership interest in the property from one of the partners which gave us a controlling interest. With the acquisition of this additional interest, we have consolidated the property for financial reporting purposes since the acquisition date, and remeasured our previously held interest that was accounted for as an equity method investment.

Prior to the acquisition, Deer Park successfully negotiated new financing of the debt obligations for the previous mortgage and mezzanine loans totaling approximately $238.5 million, with a $150.0 million mortgage loan. The new five year mortgage loan bears interest at a 150 basis point spread over LIBOR. The previous mortgage and mezzanine loans were in default, and as part of the refinancing, all default interest associated with the loans was waived. Utilizing funding from our existing unsecured lines of credit, we loaned approximately $89.5 million at a rate of LIBOR plus 3.25% and due on August 30, 2020 to the Deer Park joint venture representing the remaining amount necessary to repay the previous mortgage and mezzanine loans. As a result of the refinancing, Deer Park recorded a gain on early extinguishment of debt of approximately $13.8 million. Our share of this gain and the income from the settlement of a lawsuit with a third party was approximately $7.8 million and has been included in equity in earnings (losses) of unconsolidated joint ventures in the consolidated statement of operations for the three and nine months ended September 30, 2013.

Subsequent to the debt extinguishment, we acquired an additional one-third interest in the Deer Park property from one of the partners, bringing our total ownership to a two-thirds interest, for total consideration of approximately $27.9 million, including $13.9 million in cash and 450,576 in limited partnership units of the Operating Partnership, which are exchangeable for an equivalent number of the Company’s common shares. This transaction was accounted for as a business combination resulting in the assets acquired and liabilities assumed being recorded at fair value as a result of the step acquisition. Prior to the acquisition, the joint venture was considered a variable interest entity and was accounted for under the equity method of accounting since we did not have the ability to direct the significant activities that affect the economic performance of the venture as a one-third owner. Upon acquiring an additional one-third interest, we determined, based on the acquisition agreement and other transaction documents which amended our rights with respect to the property and our obligations with respect to the additional one-third interest, that we control the property’s assets and direct the property’s significant activities and therefore, consolidate the property’s assets and liabilities.

There was no contingent consideration associated with this acquisition. We incurred approximately $772,000 in third-party acquisition costs which were expensed as incurred. As a part of the acquisition accounting, we recorded a gain of $26.0 million which represented the difference between the carrying book value and the fair value of our previously held equity method investment in Deer Park.

Although we do not anticipate any changes in the fair value measurements of the acquisitions, the measurements may be subject to change within 12 months of the business combination date if new facts or circumstances are brought to our attention that were previously unknown but existed as of the business combination date.

Following the acquisition, on August 30, 2013, we and the remaining one-third owner of the Deer Park property restructured certain aspects of our ownership of the property, whereby we receive substantially all of the economics generated by the property and would have substantial control over the property’s financial activities. We and the remaining one-third owner of the Deer Park property entered into a triple net lease agreement with a different wholly-owned subsidiary of ours which operates the property as lessee. Under the new structure, we will serve as property manager and control the management, leasing, marketing and other operations of the property. We and the remaining one-third property owner will receive, in proportion to our respective ownership interests, fixed annual lease payments of approximately $2.5 million, plus an amount necessary to pay the interest expense on debt related to the property. In addition, we and the remaining property owner have entered into an agreement whereby they may require us to acquire their ownership interest in the property on the second anniversary of the acquisition date for a price of $28.4 million, and we have the option to acquire their ownership interest on the fourth anniversary of the acquisition date at the same price. Due to the other partner’s ability to require us to purchase their interest, we have recorded an obligation to redeem their interest at the redemption price as a deferred financing obligation in the other liabilities section of the balance sheet.

Extension of Unsecured Lines of Credit

On October 24, 2013, we closed on amendments to our unsecured lines of credit, extending the maturity, reducing the overall borrowing costs, and amending certain debt covenants. The maturity of these facilities was extended from November 10, 2015 to October 24, 2017 with the ability to further extend maturity for an additional year at our option. The annual commitment fee, which is payable on the full $520.0 million in loan commitments, was reduced from 0.175% to 0.15%, and the interest rate spread over LIBOR was reduced from 1.10% to 1.00%.

Derivative Agreements

On October 28, 2013, we entered into interest rate swap agreements to reduce our floating rate debt exposure by locking the interest rate on the $150.0 million Deer Park mortgage. The loan bears interest at LIBOR plus 1.50% and matures in August 2018. The interest rate swap agreements fix the base LIBOR rate at an average of 1.30%, creating a contractual interest rate for the loan of 2.80% through August 2018.

Completion of Bond Offering

On November 25, 2013, the Operating Partnership completed a public offering of $250 million in aggregate principal amount of 3.875% Senior Notes due 2023 (the “Notes”), pursuant to an underwriting agreement with Jefferies LLC, U.S. Bancorp Investments, Inc, and Wells Fargo Securities, LLC. The Notes are governed by the Indenture, dated as of March 1, 1996, among the Operating Partnership, the Company, and U.S. Bank National Association (as successor in interest to State Street Bank and Trust Company), as supplemented by the Fourth Supplemental Indenture, dated as of November 5, 2005, the Fifth Supplemental Indenture, dated as of August 16, 2006, the Sixth Supplemental Indenture, dated as of July 2, 2009, the Seventh Supplemental Indenture, dated as of June 7, 2010, and the Eight Supplemental Indenture, dated as of November 25, 2013, as further amended or supplemented from time to time.

Split of Operating Partnership Units

During the third quarter of 2013, the Operating Partnership’s operating agreement was amended to, among other things, effect a four-for one split of its partnership units by issuing to its existing holders four units of partnership interest for every one unit outstanding. After the effect of the split, each unit of partnership interest held by limited partners not wholly owned by the Company may be exchanged for one common share of the Company. Prior to the split, each unit held by the limited partners not wholly owned by the Company was exchangeable for four common shares of the Company. The split did not affect the Company’s common shares.

Selected Financial Data

The Operating Partnership’s financial statements for the periods ended on and prior to June 30, 2013 that are incorporated by reference into this prospectus are presented on a pre-unit split basis. As a result of the split, we are presenting selected financial data for the Operating Partnership, which reflects the effect of the split with respect to the number of units outstanding and per unit amounts, for (i) the three and six months ended June 30, 2013 and 2012, (ii) the three months ended March 31, 2013 and 2012, and (iii) the years ended December 31, 2012, 2011, 2010, 2009 and 2008. The selected financial data should be read in conjunction with the Operating Partnership’s consolidated financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q for these periods. The Company’s and Operating Partnership’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, reflects the effect of the split for the three and nine-month periods ended September 30, 2013 and 2012.

	Three months ended March 31,		Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012	2013	2012
	(in thousands, except unit and per unit data)
OPERATING DATA
Total revenues	$88,689	$84,243	$91,015	$87,335	$179,704	$171,578
Operating income	28,515	22,620	29,856	25,736	58,371	48,356
Income from continuing operations	16,229	8,834	17,776	12,458	34,005	21,292
Net income	16,229	8,841	17,776	12,458	34,005	21,292

UNIT DATA
Basic:
Income from continuing operations	$0.16	$0.09	$0.18	$0.13	$0.34	$0.21
Net income available to common unitholders	$0.16	$0.09	$0.18	$0.13	$0.34	$0.21
Weighted average common units	97,887	97,529	98,079	97,713	97,983	97,621
Diluted:
Income from continuing operations	$0.16	$0.09	$0.18	$0.12	$0.34	$0.21
Net income available to common unitholders	$0.16	$0.09	$0.18	$0.12	$0.34	$0.21
Weighted average common units	98,798	98,690	98,955	98,812	98,859	98,702
Common distributions paid	$0.2100	$0.2000	$0.2250	$0.2100	$0.4350	$0.4100

BALANCE SHEET DATA
Real estate assets, before depreciation	$1,956,498	$1,925,602	N/A	N/A	$1,971,938	$1,935,052
Total assets	1,661,073	1,634,347	N/A	N/A	1,691,623	1,642,021
Debt	1,087,857	1,038,729	N/A	N/A	1,125,039	1,058,083
Total equity	511,439	520,967	N/A	N/A	510,294	515,252

CASH FLOW DATA
Cash flows provided by (used in):
Operating activities	$35,252	$42,553	N/A	N/A	$75,394	$82,705
Investing activities	$(17,673)	$(30,972)	N/A	N/A	$(70,622)	$(69,059)
Financing activities	$(25,262)	$(8,732)	N/A	N/A	$(9,677)	$(9,789)
OTHER DATA
Gross Leasable Area Open:
Consolidated	10,784	10,726	N/A	N/A	10,785	10,746
Partially-owned (unconsolidated)	2,127	1,193	N/A	N/A	2,126	1,192
Number of outlet centers:
Consolidated	36	36	N/A	N/A	36	36
Partially-owned (unconsolidated)	7	3	N/A	N/A	7	3

	Year ended December 31,
	2012	2011	2010	2009	2008
	(in thousands, except per unit and center data)
OPERATING DATA
Total revenues	$356,997	$315,223	$276,303	$270,595	$243,793
Operating income	109,585	97,936	79,631	69,940	78,764
Income from continuing operations	56,476	50,989	38,342	72,709	29,581
Net income	56,476	50,989	38,244	67,495	29,718

UNIT DATA
Basic:
Income from continuing operations	$0.57	$0.53	$0.32	$0.79	$0.31
Net income available to common unitholders	$0.57	$0.53	$0.32	$0.73	$0.31
Weighted average common units	97,677	94,892	92,321	83,965	74,302
Diluted:
Income from continuing operations	$0.57	$0.52	$0.32	$0.79	$0.31
Net income available to common unitholders	$0.57	$0.52	$0.32	$0.73	$0.31
Weighted average common units	98,605	96,021	92,523	84,157	74,575
Common distributions paid	$0.8300	$0.7938	$0.7725	$0.7638	$0.7500

BALANCE SHEET DATA
Real estate assets, before depreciation	$1,947,352	$1,916,045	$1,576,214	$1,507,870	$1,399,755
Total assets	1,671,951	1,621,463	1,216,476	1,178,500	1,121,639
Debt	1,093,537	1,025,542	714,616	584,611	786,863
Total equity	513,875	528,432	421,895	521,063	265,903

CASH FLOW DATA
Cash flows provided by (used in):
Operating activities	$165,753	$136,053	$118,466	$127,269	$96,964
Investing activities	$(147,909)	$(361,076)	$(86,853)	$(76,228)	$(133,483)
Financing activities	$(15,415)	$227,218	$(29,156)	$(52,779)	$39,078
OTHER DATA
Gross Leasable Area Open:
Consolidated	10,737	10,724	9,190	9,216	8,820
Partially-owned (unconsolidated)	2,156	1,110	948	950	1,352
Number of outlet centers:
Consolidated	36	36	31	31	30
Partially-owned (unconsolidated)	7	3	2	2	3

(1)	For the year ended December 31, 2010, income from continuing operations and net income include a loss on termination of derivatives of $6.1 million.

(2)	For the year ended December 31, 2009, income from continuing operations and net income include a $10.5 million gain on early extinguishment of debt from an exchange offer of common shares for convertible debt; a $31.5 million gain on acquisition of previously held unconsolidated joint venture interest and a $5.2 million impairment charge related to a property held and used in the year the charge was taken.

(3)	For the year ended December 31, 2008, income from continuing operations and net income include a loss on termination of derivatives of $8.9 million.

The Offering

The summary below describes the principal terms of the common shares. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of Company Capital Stock—Common Shares” section in this prospectus contains a more detailed description of the terms and conditions of the common shares.

The Company, Operating Partnership, and certain of the Selling Shareholders are party to a registration rights agreement, dated as of August 30, 2013 (the “Registration Rights Agreement”), pursuant to which the Company agreed to prepare and file a “shelf” registration statement with respect to the resale of the Company’s common shares receivable by the selling shareholders upon the exchange of their Class A common limited partnership units in the Operating Partnership. The Company has elected to fulfill its obligations under the Registration Rights Agreement by filing this prospectus and the related Registration Statement on Form S-3.

Class A common limited partnership units consist of units held by limited partners of the Operating Partnership other than Tanger LP Trust, a wholly owned subsidiary of the Company. Each Class A common limited partnership unit is exchangeable for one of the Company’s common shares. Class B common limited partnership units are units held by Tanger LP Trust and are not exchangeable for common shares of the Company.

In addition, on August 12, 2011, the Company filed Registration Statement on Form S-3 No. 333-176290 (the “Prior Registration Statement”) to register the resale of the Company’s common shares receivable by the then-Class A limited partners (the “Tanger Family Limited Partners”) pursuant to a previously existing registration rights agreement. This prospectus and related Registration Statement on Form S-3 replaces the Prior Registration Statement for those Tanger Family Limited Partners who did not exchange their limited partnership units for Company common shares, or who did exchange their limited partnership units for Company common shares but did not resell all of the shares they received upon the exchange of their units pursuant to the Prior Registration Statement or otherwise.

Issuer	Tanger Factory Outlet Centers, Inc.

New York Stock Exchange Symbol	“SKT”

Common Shares Offered	Up to 5,916,214 common shares.

Use of Proceeds	The Selling Shareholders will receive all of the net proceeds from the sales of our common shares pursuant to this prospectus, and the Company will receive none of the proceeds.

Risk Factors	Investment in our common shares involves risk. You should carefully consider the information set forth in the “Risk Factors” section of this prospectus, any prospectus supplement and our Annual Report on Form 10-K for the year ended December 31, 2012, as well as the other information included in or incorporated by reference in this prospectus and any prospectus supplement before deciding whether to invest in our common shares.

RISK FACTORS

An investment in our common shares involves certain risks. You should carefully consider the risks described below, as well as the other information included or incorporated by reference in this prospectus or any prospectus supplement, before making an investment decision. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The market or trading price of our common shares could decline due to any of these risks, and you may lose all or part of your investment. In addition, please read “Disclosure Regarding Forward-Looking Statements” in this prospectus where we describe additional uncertainties associated with our business and the forward-looking statements included or incorporated by reference in this prospectus and any prospectus supplement. Please note that additional risks not presently known to us or that we currently deem immaterial may also impair our business and operations.

Risks Relating to Our Common Shares

The market price and trading volume of our common shares may be volatile, which could result in substantial losses for shareholders.

The market price of our common shares may be highly volatile and be subject to wide fluctuations. In addition, the trading volume in our common shares may fluctuate and cause significant price variations to occur. Some of the factors that could negatively affect the market price of our common shares or result in fluctuations in the market price or trading volume of our common shares include:

•	general market and economic conditions;

•	actual or anticipated changes in our future financial performance;

•	changes in market interest rates;

•	competitive developments, including announcements by us or our competitors of new significant factory outlet centers and stores, contracts, acquisitions, strategic partnerships or capital commitments;

•	the operations and stock performance of our competitors;

•	developments in the real property investments industry generally;

•	additions or departures of senior management and key personnel; and

•	actions by institutional shareholders.

We cannot assure you that the market price of our common shares will not fluctuate or decline significantly in the future. In addition, the stock market in general can experience considerable price and volume fluctuations that may be unrelated to our performance.

We may issue additional shares that may cause dilution and may depress the market price of our common shares.

We may issue additional common or preferred shares in connection with future equity offerings, acquisitions of securities or other assets of companies. In addition, the Operating Partnership may issue additional partnership units, which are convertible into our common shares. In addition, we may issue preferred shares that have preference rights over our common shares with respect to dividends, liquidation, voting and other matters or common shares that have preference rights over your common shares with respect to voting. The issuance of additional common shares (or partnership units of the Operating Partnership) could be substantially dilutive to your shares and may depress the market price of our common shares. The issuance of preferred shares that have preference rights over our common shares may depress the price of our common shares.

Future offerings of debt securities, which would be senior to our common shares in liquidation, or equity securities, which would dilute our existing shareholders’ interests and may be senior to our common shares for the purposes of distributions, may depress the market price of our common shares.

In the future, we may seek to access the capital markets from time to time by making additional offerings of debt and/or equity securities, including commercial paper, medium-term notes, senior or subordinated notes, preferred shares or common shares. We are not precluded by the terms of our organizational documents or the terms of our existing indebtedness from issuing additional debt or equity securities. Accordingly, we could become more highly leveraged, resulting in an increase in debt service that could harm our ability to make expected distributions to shareholders and in an increased risk of default on our obligations. If we were to liquidate, holders of our debt and lenders with respect to other borrowings will receive a distribution of our available assets before the holders of our common shares. Additional equity offerings by us may dilute your interest in us or reduce the market price of your common shares, or both. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Further, market conditions could require us to accept less favorable terms for the issuance of our securities in the future. Thus, you will bear the risk of our future offerings reducing the market price of your common shares and diluting your interest in us.

The share ownership limit imposed by our charter may inhibit market activity in our common shares and may restrict our business combination opportunities.

In order for us to maintain our qualification as a REIT under the Internal Revenue Code of 1986, as amended, or the Code, not more than 50% in value of our outstanding common shares may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) at any time during the last half of each taxable year after our first REIT taxable year. Our Amended and Restated Articles of Incorporation, as amended, or the charter, with certain exceptions, authorizes our directors to take such actions as are necessary and desirable to preserve our qualification as a REIT and provides that, with certain exceptions, no person may beneficially own more than 4% of our common shares. Our directors also have authority under our charter to impose a similar ownership limitation as to any separate class or series of preferred shares we may issue in the future. Our board of directors may grant an exemption from the ownership limit in its sole discretion, subject to such conditions, representations and undertakings as it may determine that are consistent with ensuring compliance with the REIT provisions of the Code.

This ownership limit could delay or prevent a transaction or a change in our control that might involve a premium price for our common shares or otherwise be in your best interest and may result in the entrenchment of our board of directors and management regardless of performance.

Certain provisions of our charter documents may make it difficult for a third party to acquire us and could depress the price of our common shares.

Our charter and Restated By-laws, or the bylaws, contain provisions that could delay, defer, or prevent a change in control of the Company or management. These provisions could also discourage a proxy contest and make it more difficult for shareholders to elect directors and take other corporate actions. As a result, these provisions could limit the price that investors are willing to pay in the future for our common shares. Such provisions include, but are not limited to, the following:

•	Authorizing the board of directors to issue preferred shares;

•	Prohibiting cumulative voting in the election of directors;

•	Limiting the persons who may call special meetings of shareholders; and

•	Establishing advance notice requirements for nominations for election to the board of directors for proposing matters that can be acted on by shareholders at shareholder meetings.

We may change the dividend policy for common shares in the future.

On October 10, 2013, our board of directors declared a $.225 quarterly cash dividend per common share payable on November 15, 2013. There is no assurance that our dividends will not be reduced in the future.

We have historically paid dividends in cash and intend to continue to pay dividends in cash in the future. In the event that cash flow is not sufficient or we choose to conserve cash for other corporate purposes, we may reduce our dividends or make distributions partially in cash and partially in shares. Certain distributions that are partially paid in shares and partially paid in cash, including such distributions that comply with recent Internal Revenue Service guidance, generally will be taxable to the recipient holders of our common shares to the same extent as if paid in cash.

The decision to declare and pay dividends on common shares in the future, as well as the timing, amount and composition of any such future dividends, will be at the sole discretion of our board of directors and will depend on our earnings, funds from operations, liquidity, financial condition, capital requirements, contractual prohibitions or other limitations under our indebtedness and preferred shares, the annual distribution requirements under the REIT provisions of the Code, state law and such other factors as our board of directors deems relevant. Any change in our dividend policy could have a material adverse effect on the market price of common shares.

The Company’s failure to qualify as a REIT could subject our earnings to corporate level taxation.

We believe that we have operated, and we intend to operate, in a manner that permits the Company to qualify as a REIT under the Code. However, we cannot assure you that the Company has qualified or will remain qualified as a REIT. If in any taxable year the Company were to fail to qualify as a REIT and certain statutory relief provisions were not applicable, the Company would not be allowed a deduction for distributions to shareholders in computing taxable income and would be subject to U.S. federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. The Company’s failure to qualify for taxation as a REIT would have an adverse effect on the market price and marketability of our common shares.

Risks Related to Real Estate Investments

We may be unable to develop new outlet centers or expand existing outlet centers successfully.

We continue to develop new outlet centers and expand existing outlet centers as opportunities arise. However, there are significant risks associated with our development activities in addition to those generally associated with the ownership and operation of established retail properties. While we have policies in place designed to limit the risks associated with development, these policies do not mitigate all development risks associated with a project. These risks include the following:

•	significant expenditure of money and time on projects that may be delayed or never be completed;

•	higher than projected construction costs;

•	shortage of construction materials and supplies;

•	failure to obtain zoning, occupancy or other governmental approvals or to the extent required, tenant approvals; and

•	late completion because of construction delays, delays in the receipt of zoning, occupancy and other approvals or other factors outside of our control.

Any or all of these factors may impede our development strategy and adversely affect our overall business.

The economic performance and the market value of our outlet centers are dependent on risks associated with real property investments.

Real property investments are subject to varying degrees of risk. The economic performance and values of real estate may be affected by many factors, including changes in the national, regional and local economic climate, inflation, unemployment rates, consumer confidence, local conditions such as an oversupply of space or a reduction in demand for real estate in the area, the attractiveness of the properties to tenants, competition from other available space, our ability to provide adequate maintenance and insurance and increased operating costs.

Real property investments are relatively illiquid.

Our outlet centers represent a substantial portion of our total consolidated assets. These assets are relatively illiquid. As a result, our ability to sell one or more of our outlet centers in response to any changes in economic or other conditions is limited. If we want to sell an outlet center, there can be no assurance that we will be able to dispose of it in the desired time period or that the sales price will exceed the cost of our investment.

Properties may be subject to impairment charges which can adversely affect our financial results.

We periodically evaluate long-lived assets to determine if there has been any impairment in their carrying values and record impairment losses if the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts or if there are other indicators of impairment. If it is determined that an impairment has occurred, we would be required to record an impairment charge equal to the excess of the asset’s carrying value over its estimated fair value, which could have a material adverse effect on our financial results in the accounting period in which the adjustment is made. Our estimates of undiscounted cash flows expected to be generated by each property are based on a number of assumptions that are subject to economic and market uncertainties including, but not limited to, demand for space, competition for tenants, changes in market rental rates and costs to operate each property. As these factors are difficult to predict and are subject to future events that may alter our assumptions, the future cash flows estimated in our impairment analysis may not be achieved.

We face competition for the acquisition and development of outlet centers, and we may not be able to complete acquisitions or developments that we have identified.

We intend to grow our business in part through acquisitions and new developments. We compete with institutional pension funds, private equity investors, other REITs, small owners of outlet centers, specialty stores and others who are engaged in the acquisition, development or ownership of outlet centers and stores. These competitors may succeed in acquiring or developing outlet centers themselves. Also, our potential acquisition targets may find our competitors to be more attractive acquirers because they may have greater marketing and financial resources, may be willing to pay more, or may have a more compatible operating philosophy. In addition, the number of entities competing to acquire or develop outlet centers has increased and may continue to increase in the future, which could increase demand for these outlet centers and the prices we must pay to acquire or develop them. If we pay higher prices for outlet centers, our profitability may be reduced. Also, once we have identified potential acquisitions, such acquisitions are subject to the successful completion of due diligence, the negotiation of definitive agreements and the satisfaction of customary closing conditions. We cannot assure you that we will be able to reach acceptable terms with the sellers or that these conditions will be satisfied.

We may be subject to environmental regulation.

Under various federal, state and local laws, ordinances and regulations, we may be considered an owner or operator of real property and may be responsible for paying for the disposal or treatment of hazardous or toxic substances released on or in our property or disposed of by us, as well as certain other potential costs which could relate to hazardous or toxic substances (including governmental fines and injuries to persons and property). This liability may be imposed whether or not we knew about, or were responsible for, the presence of hazardous or toxic substances.

Risks Related to our Business

Our earnings and therefore our profitability are entirely dependent on rental income from real property.

Substantially all of our income is derived from rental income from real property. Our income and funds for distribution would be adversely affected if a significant number of our tenants were unable to meet their obligations to us or if we were unable to lease a significant amount of space in our centers on economically favorable lease terms. In addition, the terms of outlet store tenant leases traditionally have been significantly shorter than in other retail segments. There can be no assurance that any tenant whose lease expires in the future will renew such lease or that we will be able to re-lease space on economically favorable terms.

We are substantially dependent on the results of operations of our retailers.

Our operations are subject to the results of operations of our retail tenants. A portion of our rental revenues are derived from percentage rents that directly depend on the sales volume of certain tenants. Accordingly, declines in these tenants’ results of operations would reduce the income produced by our properties. If the sales of our retail tenants decline sufficiently, such tenants may be unable to pay their existing rents as such rents would represent a higher percentage of their sales. Any resulting leasing delays, failures to make payments or tenant bankruptcies could result in the termination of such tenants’ leases.

A number of companies in the retail industry, including some of our tenants, have declared bankruptcy or have voluntarily closed certain of their stores in recent years. The bankruptcy of a major tenant or number of tenants may result in the closing of certain affected stores, and we may not be able to re-lease the resulting vacant space for some time or for equal or greater rent. Such bankruptcy could have a material adverse effect on our results of operations and could result in a lower level of funds for distribution.

Certain of our properties are subject to ownership interests held by third parties, whose interests may conflict with ours and thereby constrain us from taking actions concerning these properties which otherwise would be in our best interests and our shareholders interests.

We own partial interests in seven outlet centers with various joint venture partners. The approval or consent of the other members of these joint ventures is required before we may sell, finance, expand or make other significant changes in the operations of these properties. We also may not have control over certain major decisions, including approval of the annual operating budgets, selection or termination of the property management company, leasing and the timing and amount of distributions, which could result in decisions that do not fully reflect our interests. To the extent such approvals or consents are required, we may experience difficulty in, or may be prevented from, implementing our plans and strategies with respect to expansion, development, property management, on-going operations, financing (for example, decisions as to whether to refinance or obtain financing, when and whether to pay down principal of any loan and whether and how to cure any defaults under loan documents) or other similar transactions with respect to such properties.

An uninsured loss or a loss that exceeds our insurance policies on our outlet centers or the insurance policies of our tenants could subject us to lost capital and revenue on those centers.

Some of the risks to which our outlet centers are subject, including risks of war and earthquakes, hurricanes and other natural disasters, are not insurable or may not be insurable in the future. Should a loss occur that is uninsured or in an amount exceeding the combined aggregate limits for the insurance policies noted above or in the event of a loss that is subject to a substantial deductible under an insurance policy, we could lose all or part of our capital invested in and anticipated revenue from one or more of our outlet centers, which could adversely affect our results of operations and financial condition, as well as our ability to make distributions to our shareholders.

Under the terms and conditions of our leases, tenants generally are required to indemnify and hold us harmless from liabilities resulting from injury to persons and contamination of air, water, land or property, on or off the premises, due to activities conducted in the leased space, except for claims arising from negligence or intentional misconduct by us or our agents. Additionally, tenants generally are required, at the tenant’s expense, to obtain and keep in full force during the term of the lease, liability and property damage insurance policies issued by companies acceptable to us. These policies include liability coverage for bodily injury and property damage arising out of the ownership, use, occupancy or maintenance of the leased space. All of these policies may involve substantial deductibles and certain exclusions. Therefore, an uninsured loss or loss that exceeds the insurance policies of our tenants could also subject us to lost capital and revenue.

High fuel prices may impact consumer travel and spending habits.

Most shoppers use private automobile transportation to travel to our outlet centers and many of our centers are not easily accessible by public transportation. Increasing fuel costs may reduce the number of trips to our centers thus reducing the amount spent at our centers. Many of our outlet center locations near tourist destinations may experience an even more acute reduction of shoppers if there were a reduction of people opting to drive to vacation destinations. Such reductions in traffic could adversely impact our percentage rents and ability to renew and release space at current rental rates.

Increasing fuel costs may also reduce disposable income and decrease demand for retail products. Such a decrease could adversely affect the results of operations of our retail tenants and adversely impact our percentage rents and ability to renew and release space at current rental rates.

Risks Related to our Indebtedness and Financial Markets

We are subject to the risks associated with debt financing.

We are subject to the risks associated with debt financing, including the risk that the cash provided by our operating activities will be insufficient to meet required payments of principal and interest. Disruptions in the capital and credit markets may adversely affect our operations, including the ability to fund the planned capital expenditures and potential new developments or acquisitions. Further, there is the risk that we will not be able to repay or refinance existing indebtedness or that the terms of any refinancing will not be as favorable as the terms of existing indebtedness. If we are unable to access capital markets to refinance our indebtedness on acceptable terms, we might be forced to dispose of properties on disadvantageous terms, which might result in losses.

Risks Related to Federal Income Tax Laws

The Company is required by law to make distributions to our shareholders.

To obtain the favorable tax treatment associated with the Company’s qualification as a REIT, generally, the Company is required to distribute to its shareholders at least 90% of its net taxable income (excluding net capital gains) each year. The Company depends upon distributions or other payments from the Operating Partnership to make distributions to the Company’s common shareholders.

Risks Related to our Organizational Structure

The Company depends on distributions from the Operating Partnership to meet its financial obligations, including dividends.

The Company’s operations are conducted by the Operating Partnership, and the Company’s only significant asset is its interest in the Operating Partnership. As a result, the Company depends upon distributions or other payments from the Operating Partnership in order to meet its financial obligations, including its obligations under any guarantees or to pay dividends or liquidation payments to its common shareholders. As a result, these obligations are effectively subordinated to existing and future liabilities of the Operating Partnership. The Operating Partnership is a party to loan agreements with various bank lenders that require the Operating Partnership to comply with various financial and other covenants before it may make distributions to the Company. Although the Operating Partnership presently is in compliance with these covenants, there is no assurance that the Operating Partnership will continue to be in compliance and that it will be able to make distributions to the Company.

Risks Related to Cyber Security

Cyber-attacks or acts of cyber-terrorism could disrupt our business operations and information technology systems or result in the loss or exposure of confidential or sensitive customer, employee or Company information.

Our business operations and information technology systems may be vulnerable to an attack by individuals or organizations intending to disrupt our business operations and information technology systems. We use such systems to manage our outlet centers and other business processes. Disruption of those systems could adversely impact our ability to operate our business and to serve our customers timely. Accordingly, if such an attack or act of terrorism were to occur, our operations and financial results could be adversely affected. In addition, we use our information technology systems to protect confidential or sensitive customer, employee and Company information developed and maintained in the normal course of our business. Any attack on such systems that would result in the unauthorized release of customer, employee or other confidential or sensitive data could have a material adverse effect on our business reputation, increase our costs and expose us to additional material legal claims and liability. As a result, if such an attack or act of terrorism were to occur, our operations and financial results could be adversely affected.

THE OFFERING

The Company, Operating Partnership, and certain of the Selling Shareholders are party to a registration rights agreement, dated as of August 30, 2013 (the “Registration Rights Agreement”), pursuant to which the Company agreed to prepare and file a “shelf” registration statement with respect to the resale of the Company’s common shares receivable by the selling shareholders upon the exchange of their Class A common limited partnership units in the Operating Partnership. The Company has elected to fulfill its obligations under the Registration Rights Agreement by filing this prospectus and the related Registration Statement on Form S-3.

Class A common limited partnership units consist of units held by limited partners of the Operating Partnership other than Tanger LP Trust, a wholly owned subsidiary of the Company. Each Class A common limited partnership unit is exchangeable for one of the Company’s common shares. Class B common limited partnership units are units held by Tanger LP Trust and are not exchangeable for common shares of the Company.

In addition, on August 12, 2011, the Company filed Registration Statement on Form S-3 No. 333-176290 (the “Prior Registration Statement”) to register the resale of the Company’s common shares receivable by the then-Class A limited partners (the “Tanger Family Limited Partners”) pursuant to a previously existing registration rights agreement. This prospectus and related Registration Statement on Form S-3 replaces the Prior Registration Statement for those Tanger Family Limited Partners who did not exchange their limited partnership units for Company common shares, or who did exchange their limited partnership units for Company common shares but did not resell all of the shares they received upon the exchange of their units pursuant to the Prior Registration Statement or otherwise.

USE OF PROCEEDS

The Selling Shareholders will receive all of the net proceeds from the sales of our common shares pursuant to this prospectus, and the Company will receive none of the proceeds.

SELLING SHAREHOLDERS

The Selling Shareholders may sell a total of up to 5,916,214 common shares under this prospectus previously issued or issuable upon the exchange of limited partnership units in the Operating Partnership. The common shares subject to resale pursuant to this prospectus may be offered from time to time, in whole or in part, by the Selling Shareholders (and their nominees and successors), donees, transferees or other successors-in-interest. Our registration of the resale of the common shares issued or issuable upon the exchange of the limited partnership units does not necessarily mean that the Selling Shareholders will resell all or any of the common shares issued or issuable upon exchange of their units. In addition, the Selling Shareholders may have sold, transferred or otherwise disposed of all or a portion of the common shares issued or issuable upon the exchange of their units in transactions exempt from the registration requirements of the Securities Act of 1933.

The table below sets forth information regarding the beneficial ownership of our common shares by the Selling Shareholders. The information regarding the Selling Shareholders’ beneficial ownership after the sales made pursuant to this prospectus assumes that all of the common shares subject to sale pursuant to this prospectus will have been sold. The information set forth below relating to the number of limited partnership units of the Operating Partnership such shareholder currently owns not subject to resale pursuant to this prospectus and the number of our common shares received or receivable upon exchange of units was provided by or on behalf of the Selling Shareholders and may change over time.

Selling Shareholders	Number of Common Shares Owned Not Subject to Resale Pursuant to this Prospectus		Number of Common Shares Received or Receivable Upon Exchange of Units	Number of Common Shares Subject to Resale Pursuant to this Prospectus	Number of Common Shares Owned After Resale of All Shares Subject to Resale Pursuant to this Prospectus*
Tango 7 LLC	0	(1)	2,907,316	2,907,316	0
Debra S. Tanger	0		626,428	626,428	0
Steven B. Tanger Spray Trust 2010	28,665	(2)	606,801	606,801	28,665
Stanley K. Tanger Marital Trust	19,313	(3)	120,000	120,000	19,313
Stacy Diane Black Section 12 Trust	162,526	(4)	227,299	227,299	162,526
Stacy Black Becher Section 6 Trust	0	(5)	45,054	45,054	0
Jason D. Black Section 12 Trust	0	(6)	222,337	222,337	0
Jason D. Black Section 6 Trust	0	(7)	45,054	45,054	0
Susan Tanger Nehmen	14,379	(8)	223,399	223,399	14,379
DST Trust #92-01	0	(9)	301,360	301,360	0
Doris S. Tanger	6,286	(10)	49,880	49,880	6,286
Tanger 2012 Hancock Insurance Trust	0	(11)	42,670	42,670	0
The AT Management Trust of 2013	0	(12)	14,620	14,620	0
The ST Management Trust of 2013	0	(13)	14,620	14,620	0
SBB Article II JET Spray Trust	0	(14)	14,121	14,121	0
SBB Article III DST Trust	0	(15)	2,621	2,621	0
SBB Article III SKT Trust	0	(16)	2,058	2,058	0
John R.S. Jacobsson	0		23,878	23,878	0
William S. Benjamin	0		23,878	23,878	0
Beech Hill Lane, LLC	0	(17)	50,210	50,210	0
William Mack	0		4,910	4,910	0
Henry W. Haunss	0		18,556	18,556	0
John Arrillaga, Jr.	0		21,831	21,831	0
WRS Advisors III LLC	0	(18)	211,756	211,756	0
Lee Neibart	0		3,275	3,275	0
Mark Properties LLC	0	(19)	13,964	13,964	0
Robin Koenig	0		9,824	9,824	0
Stuart Koenig	0		14,054	14,054	0
Richard Mack	0		54,440	54,440	0

*	Assumes that the Selling Shareholders will sell all of their common shares subject to resale pursuant to this prospectus. There is no assurance that the Selling Shareholders will resell all or any of their common shares. After the completion of this offering none of the Selling Shareholders will hold one percent or more of our common shares assuming that all of the Selling Shareholders resell all of their common shares subject to resale pursuant to this prospectus.

(1)	Steven B. Tanger holds, directly or indirectly, all of the ownership interests in Tango 7 LLC and has sole investment and voting power with respect to the common shares subject to resale owned by Tango 7 LLC. Mr. Tanger is the President and Chief Executive Officer and a Director of the Company.

(2)	Freddy H. Robinson is the trustee of the Steven B. Tanger Spray Trust 2010 and therefore may be deemed to have sole investment and voting power with respect to the common shares subject to resale by such trust.

(3)	John H. Vernon, III is the trustee of the Stanley K. Tanger Marital Trust and therefore may be deemed to have sole investment and voting power with respect to the common shares subject to resale owned by such trust. During the third quarter of 2010, Stanley K. Tanger, our founder, transferred his general partnership interest in the Tanger Family Limited Partnership to the Stanley K. Tanger Marital Trust. Prior to its dissolution on June 1, 2011, the Tanger Family Limited Partnership (the “Family Partnership”) was the noncontrolling interest in the Company’s consolidated financial statements. Mr. Vernon is the sole trustee of the Stanley K. Tanger Marital Trust, and thus was effectively the general partner of the Family Partnership prior to its dissolution. Mr. Vernon may have been deemed the beneficial owner of the Family Partnership’s holdings prior to its dissolution due to his sole voting and investment power with respect to such holdings. In addition, Mr. Vernon is a partner at the law firm of Vernon, Vernon, Wooten, Brown, Andrews & Garrett (the “Vernon Law Firm”), which has served as our principal outside counsel since our inception in 1993. We paid the Vernon Law Firm approximately $325,000 in legal fees for the fiscal year ended December 31, 2012. Moreover, Mr. Vernon owns 8,000 of our common shares held in a trust which was established by him, is revocable by him and is for the sole benefit of him and his family.

(4)	Leslie L. Anderson and Stacy Becher are the trustees of the Stacy Diane Black Section 12 Trust and therefore may be deemed to have shared investment and voting power with respect to the common shares subject to resale owned by such trust.

(5)	Leslie L. Anderson and Stacy Becher are the trustees of the Stacy Black Becher Section 6 Trust and therefore may be deemed to have shared investment and voting power with respect to the common shares subject to resale owned by such trust.

(6)	Edwin Leavitt-Gruberger is the trustee of the Jason D. Black Section 12 Trust and therefore may be deemed to have sole investment and voting power with respect to the common shares subject to resale owned by such trust.

(7)	Edwin Leavitt-Gruberger is the trustee of the Jason D. Black Section 6 Trust and therefore may be deemed to have sole investment and voting power with respect to the common shares subject to resale owned by such trust.

(8)	Susan Tanger Nehmen is the sister of Steven B. Tanger, our President and Chief Executive Officer.

(9)	Doris Tanger and Leslie Anderson are the trustees of the DST Trust #92-01 and therefore may be deemed to have shared investment and voting power with respect to the common shares subject to resale owned by such trust. Please also see note 10.

(10)	Doris S. Tanger is the mother of Steven B. Tanger, our President and Chief Executive Officer, and the widow of our founder, Stanley K. Tanger.

(11)	Susan Tanger Nehmen is the trustee of the Tanger 2012 Hancock Insurance Trust and thus may be deemed to have sole investment and voting power with respect to the common shares subject to resale pursuant to this prospectus by the Tanger 2012 Hancock Insurance Trust. Please also see note 8 above.

(12)	Andrew Tanger is the trustee of the AT Management Trust of 2013 and therefore may be deemed to have sole investment and voting power with respect to the common shares subject to resale owned by such trust. Andrew Tanger is the son of Steven B. Tanger, our President and Chief Executive Officer.

(13)	Schuster Tanger is the trustee of the ST Management Trust of 2013 and therefore may be deemed to have sole investment and voting power with respect to the common shares subject to resale owned by such trust. Schuster Tanger is the son of Steven B. Tanger, our President and Chief Executive Officer.

(14)	Leslie L. Anderson is the trustee of the SBB Article II JET Spray Trust and therefore may be deemed to have sole investment and voting power with respect to the common shares subject to resale owned by such trust.

(15)	Leslie L. Anderson is the trustee of the SBB Article III DST Trust and therefore may be deemed to have sole investment and voting power with respect to the common shares subject to resale owned by such trust.

(16)	Leslie L. Anderson is the trustee of the SBB Article III SKT Trust and therefore may be deemed to have sole investment and voting power with respect to the common shares subject to resale owned by such trust.

(17)	Lee Neibart has sole investment and voting power with respect to the common shares subject to resale owned by Beech Hill Lane, LLC.

(18)	Richard Mack is the Manager of WRS Advisors III LLC and therefore may be deemed to have sole investment and voting power with respect to the common shares subject to resale owned by WRS Advisors III LLC.

(19)	David Schore is the President of Mark Properties LLC and therefore may be deemed to have sole investment and voting power with respect to the common shares subject to resale owned by Mark Properties LLC.

DESCRIPTION OF COMPANY CAPITAL STOCK

Common Shares

The Company has authority to issue 300,000,000 common shares, $0.01 par value per share. In this section, the terms “we,” “our” and “us” refer to the Company and not the Operating Partnership. As of November 30, 2013 we had outstanding 94,505,685 common shares.

General

The following description of our common shares sets forth certain general terms and provisions of our common shares, including the common shares issuable upon the exchange of limited partnership units of the Operating Partnership. The statements below describing our common shares are in all respects subject to and qualified in their entirety by reference to the applicable provisions of our charter and bylaws.

Terms

Each of our outstanding common shares will be entitled to one vote on all matters presented to shareholders for a vote. Holders of our common shares will not have, or be subject to, any preemptive or similar rights.

Except for the election of directors by holders of one or more class or series of our preferred shares or in the event of a contested election, directors will be elected by the holders of our common shares at each annual meeting of shareholders by a majority of the votes cast. In the event of a contested election, directors will be elected by a plurality of the votes cast by the shares entitled to vote in the election. Holders of our common shares will not have cumulative voting rights for the election of directors. A director may be removed by a majority of votes cast. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in a vote to remove him.

Our common shares will, when issued, be fully paid and non-assessable. Dividends and other distributions may be paid to the holders of our common shares if and when declared by the board of directors of the Company out of funds legally available therefor.

Under North Carolina law, shareholders are generally not liable for our debts or obligations. Payment and declaration of dividends on our common shares and purchases of our shares are subject to certain limitations under North Carolina law and will be subject to certain restrictions if we fail to pay dividends on one or more series of our preferred shares. If we were to experience a liquidation, dissolution or winding up, each of our common shares would, subject to the rights of any holders of our preferred shares to receive preferential distributions, be entitled to participate equally in the assets available for distribution to them after payment of, or adequate provision for, all our known debts and liabilities.

Restrictions on Ownership and Transfer

For us to qualify as a REIT under the Code, not more than 50% in value of our outstanding capital stock may be owned, actually or constructively, by five or fewer individuals during the last half of our taxable year. This requirement is referred to as the “five or fewer” requirement. For purposes of this five or fewer requirement, individuals include the entities that are set forth in Section 542(a)(2) of the Code. Attribution rules in the Code determine if any individual or entity constructively owns our stock under the “five or fewer” requirement. Our capital stock also must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year. In addition, rent from a related party tenant is not qualifying income for purposes of the gross income tests under the Code. A related party tenant is generally a tenant in which the REIT or an owner of 10% or more of the REIT owns, actually or constructively, 10% or more of such tenant. To assist us in meeting these requirements, we may take certain actions to limit the actual, beneficial or constructive ownership by a single person or entity of our outstanding equity securities.

Subject to certain exceptions specified in our charter, no shareholder (other than Stanley K. Tanger, Steven B. Tanger, members of their families, affiliated entities and their transferees) may own, or be deemed to own by virtue of the constructive ownership provisions of the Code, more than 4% of our outstanding common shares. Our charter provides that Stanley K. Tanger, Steven B. Tanger, members of their families, affiliated entities and their transferees may acquire additional common shares, but may not acquire additional shares, such that the five largest beneficial owners of our common shares, taking into account the 4% limit and certain exemptions from such limit that the board of directors has granted to other shareholders, could hold more than 49% of our outstanding common shares. The constructive ownership rules are complex and may cause common shares owned actually or constructively by a group of related individuals and/or entities to be constructively owned by one individual or entity. As a result, the acquisition of less than 4% of our outstanding common shares (or the acquisition of an interest in an entity which owns our common shares) by an individual or entity could cause that individual or entity (or another individual or entity) to constructively own in excess of 4% of our outstanding common shares, and thus subject those common shares to the ownership limit in our charter.

If the board of directors shall at any time determine in good faith that a person intends to acquire or own, has attempted to acquire or own or may acquire or own common shares in the Company in violation of the above limit, the board of directors shall take such action as it deems advisable to refuse to give effect to, or to prevent such ownership or acquisition, including, but not limited to, the redemption of our common shares, refusal to give effect to the ownership or acquisition on our books or instituting proceedings to enjoin such ownership or acquisition.

The board of directors may waive the limit with respect to a particular shareholder if evidence satisfactory to the board of directors and our tax counsel is presented that such ownership will not then or in the future jeopardize our status as a REIT. As a condition of such waiver, the board of directors may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving our REIT status. If our common shares are issued in excess of the ownership limit in our charter, or if our stock is transferred in a way that would cause our stock to be beneficially owned by fewer than 100 persons, then the issuance or transfer shall be void, and the intended transferee will acquire no rights to our stock.

The ownership limits described above will be automatically removed if our board of directors determines that it is no longer in our best interest to attempt to qualify, or to continue to qualify, as a REIT. Except as otherwise described above, any change in our ownership limits would require an amendment to our charter. Except for an amendment that would create dissenters’ rights, an amendment to our charter requiring shareholder approval will be adopted if the number of votes cast for it exceeds the number of votes cast against it at a shareholder meeting at which a quorum exists. In addition to preserving our status as a REIT, the ownership limit may have the effect of precluding an acquisition of control of the REIT without the approval of the board of directors.

All certificates representing our common shares will bear a legend referring to the restrictions described above.

All persons who own a specified percentage (or more) of our outstanding capital shares must annually file an affidavit with us containing information regarding their ownership of our capital shares, as set forth in the applicable Treasury Regulations promulgated under the Code. Under current Treasury Regulations, the percentage is set between 0.5% and 5%, depending on the number of record holders of our capital shares. In addition, each shareholder shall upon demand be required to disclose to us in writing the information with respect to the direct, indirect and constructive ownership of our capital shares as the board of directors deems necessary to comply with the provisions of the Code applicable to a REIT or to comply with the requirements of any taxing authority or governmental agency.

Transfer Agent

The registrar and transfer agent for our common shares is Computershare Trust Company, NA.

Preferred Shares

The Company is authorized to issue 1,000,000 Class A Preferred Shares, 8,000,000 Class B Preferred Shares, 8,000,000 Class C Preferred Shares, 8,000,000 Class D Preferred Shares, 4,000,000 Class E Preferred Shares, 4,000,000 Class F Preferred Shares, 4,000,000 Class G Preferred Shares and 4,000,000 Class H Preferred Shares. As of November 30, 2013, no preferred shares were outstanding.

Subject to limitations prescribed by North Carolina law and our charter, the board of directors shall determine, in whole or in part, the preferences, limitations and relative rights of any class or series of our preferred shares, including such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion, and such other subjects or matters as may be determined by the board of directors. Such determination by the board of directors is subject to the following limitations: (1) the shares of any such other class of preferred shares may rank on parity with or junior to Class C Preferred shares but may not have rights or preferences with respect to distributions or to dissolution that are prior or superior to the Class C Preferred Shares and (2) the preferences, limitations and relative rights of such other class of preferred shares shall not otherwise alter or abolish a preferential right of the Class B Preferred Shares or of the Class C Preferred Shares.

Anti-Takeover Considerations

In addition to the above, our charter and bylaws contain provisions that could delay, defer, or prevent a change in control of the Company or management. These provisions could also discourage a proxy contest and make it more difficult for shareholders to elect directors and take other corporate actions. As a result, these provisions could limit the price that investors are willing to pay in the future for our common shares. Such provisions include, but are not limited to, the following:

•	Authorizing the board of directors to issue preferred shares;

•	Prohibiting cumulative voting in the election of directors;

•	Limiting the persons who may call special meetings of shareholders; and

•	Establishing advance notice requirements for nominations for election to the board of directors for proposing matters that can be acted on by shareholders at shareholder meetings.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material United States federal income tax considerations relating to our election to be taxed as a REIT and to the purchase, ownership and disposition of our common shares. For the purposes of this discussion, references to “we,” “our” and “us” mean only Tanger Factory Outlet Centers, Inc., and do not include any of its subsidiaries, except as otherwise indicated. This summary is for general information only and is not tax advice. Additional federal income tax consideration relevant to holders of our common shares may be provided in any prospectus supplement. You are urged to review any applicable prospectus supplement in connection with the purchase of any of our common shares. The information in this summary is based on:

•	the Code;

•	current, temporary and proposed Treasury Regulations promulgated under the Code;

•	the legislative history of the Code;

•	current administrative interpretations and practices of the Internal Revenue Service (the “IRS”); and

•	court decisions;

in each case, as of the date of this prospectus. In addition, the administrative interpretations and practices of the IRS include its practices and policies as expressed in private letter rulings that are not binding on the IRS except with respect to the particular taxpayers who requested and received those rulings. Future legislation, Treasury Regulations, administrative interpretations and practices and/or court decisions may adversely affect the tax considerations contained in this discussion. Any such change could apply retroactively to transactions preceding the date of the change. The statements in this prospectus are not binding on the IRS or any court. Thus, we can provide no assurance that the tax considerations contained in this discussion will not be challenged by the IRS or will be sustained by a court if challenged by the IRS. This summary does not discuss any state, local or non-United States tax consequences, or any tax consequences arising under any federal tax other than the federal income tax, associated with the purchase, ownership, or disposition of our common shares or our election to be taxed as a REIT.

You are urged to consult your tax advisors regarding the tax consequences to you of:

•	the purchase, ownership or disposition of our common shares, including the federal, state, local, non-United States and other tax consequences;

•	our election to be taxed as a REIT for federal income tax purposes; and

•	potential changes in applicable tax laws.

Taxation of Tanger Factory Outlet Centers, Inc.

General

We have elected to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with our taxable year ended December 31, 1993. We believe that we have been organized and have operated in a manner which has allowed us to qualify for taxation as a REIT under the Code commencing with our taxable year ended December 31, 1993, and we intend to continue to be organized and operate in this manner. However, qualification and taxation as a REIT depend upon our ability to meet the various qualification tests imposed under the Code, including through actual annual operating results, asset composition, distribution levels and diversity of stock ownership. Accordingly, no assurance can be given that we have been organized and have operated, or will continue to be organized and operate, in a manner so as to qualify or remain qualified as a REIT. See “—Failure to Qualify.”

The sections of the Code and the corresponding Treasury Regulations that relate to qualification and taxation as a REIT are highly technical and complex. The following sets forth certain material aspects of the sections of the Code that govern the federal income tax treatment of a REIT and the holders of its common shares. This summary is qualified in its entirety by the applicable Code provisions, relevant rules and regulations promulgated under the Code, and administrative and judicial interpretations of the Code and these rules and regulations.

Our qualification and taxation as a REIT depend upon our ability to meet the various qualification tests imposed under the Code, which are discussed below, including through actual annual operating results, asset composition, distribution levels and diversity of stock ownership. Accordingly, no assurance can be given that our actual results of operation for any particular taxable year have satisfied or will satisfy those requirements. Further, the anticipated federal income tax treatment described in this prospectus may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time.

Provided we qualify for taxation as a REIT, we generally will not be required to pay federal corporate income taxes on our net income that is currently distributed to our stockholders. This treatment substantially eliminates the “double taxation” that ordinarily results from investment in a C corporation. A C corporation is a corporation that generally is required to pay tax at the corporate level. Double taxation means taxation once at the corporate-level when income is earned and once again at the stockholder level when the income is distributed. We will, however, be required to pay federal income tax as follows:

•	First, we will be required to pay tax at regular corporate rates on any undistributed taxable income, including undistributed net capital gains.

•	Second, we may be required to pay the “alternative minimum tax” on our items of tax preference under some circumstances.

•

Third, if we have (1) net income from the sale or other disposition of “foreclosure property” held primarily for sale to customers in the ordinary course of business or (2) other nonqualifying income from foreclosure property, we will be required to pay tax at the highest corporate rate on this income. To the extent that income from foreclosure property is otherwise qualifying income for purposes of the 75% gross income test, this tax is not applicable. Subject to certain other requirements, foreclosure property generally is defined as property we acquired through foreclosure or after a default on a loan secured by the property or a lease of the property.

•

Fourth, we will be required to pay a 100% tax on any net income from prohibited transactions. Prohibited transactions are, in general, sales or other taxable dispositions of property, other than foreclosure property, held as inventory or primarily for sale to customers in the ordinary course of business.

•

Fifth, if we fail to satisfy the 75% gross income test or the 95% gross income test, as described below, but have otherwise maintained our qualification as a REIT because certain other requirements are met, we will be required to pay a tax equal to (1) the greater of (A) the amount by which we fail to satisfy the 75% gross income test and (B) the amount by which we fail to satisfy the 95% gross income test, multiplied by (2) a fraction intended to reflect our profitability.

•

Sixth, if we fail to satisfy any of the asset tests (other than a de minimis failure of the 5% or 10% asset test), as described below, due to reasonable cause and not due to willful neglect, and we nonetheless maintain our REIT qualification because of specified cure provisions, we will be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets that caused us to fail such test.

•

Seventh, if we fail to satisfy any provision of the Code that would result in our failure to qualify as a REIT (other than a violation of the gross income tests or certain violations of the asset tests, as described below) and the violation is due to reasonable cause and not due to willful neglect, we may retain our REIT qualification but we will be required to pay a penalty of $50,000 for each such failure.

•

Eighth, we will be required to pay a 4% excise tax to the extent we fail to distribute during each calendar year at least the sum of (1) 85% of our ordinary income for the year, (2) 95% of our capital gain net income for the year, and (3) any undistributed taxable income from prior periods.

•

Ninth, if we acquire any asset from a corporation that is or has been a C corporation in a transaction in which our basis in the asset is less than the fair market value of the asset determined at the time we acquired the asset, and we subsequently recognize gain on the disposition of the asset during the ten-year period beginning on the date on which we acquired the asset, then we will be required to pay tax at the highest regular corporate tax rate on this gain to the extent of the excess of (1) the fair market value of the asset over (2) our adjusted basis in the asset, in each case determined as of the date on which we acquired the asset. The results described in this paragraph with respect to the recognition of gain assume that the C corporation will refrain from making an election to receive different treatment under applicable Treasury Regulations on its tax return for the year in which we acquire the asset from the C corporation.

•	Tenth, entities we own that are C corporations, including our “taxable REIT subsidiaries,” generally will be required to pay federal corporate income tax on their earnings.

•

Eleventh, we will be required to pay a 100% tax on any “redetermined rents,” “redetermined deductions” or “excess interest.” See “—Penalty Tax.” In general, redetermined rents are rents from real property that are overstated as a result of services furnished to any of our tenants by a taxable REIT subsidiary of ours. Redetermined deductions and excess interest generally represent amounts that are deducted by a taxable REIT subsidiary of ours for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations.

Other countries may impose taxes on our operations within their jurisdictions. To the extent possible, we will structure our activities to minimize our non-United States tax liability. However, there can be no complete assurance that we will be able to eliminate our non-United States tax liability or reduce it to a specified level. Furthermore, as a REIT, both we and our stockholders will derive little or no benefit from foreign tax credits arising from those taxes.

Requirements for Qualification as a REIT

The Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;

(2)	that issues transferable shares or transferable certificates to evidence its beneficial ownership;

(3)	that would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code;

(4)	that is not a financial institution or an insurance company within the meaning of certain provisions of the Code;

(5)	that is beneficially owned by 100 or more persons;

(6)	not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals, including certain specified entities, during the last half of each taxable year; and

(7)	that meets other tests, described below, regarding the nature of its income and assets and the amount of its distributions.

The Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (5) and (6) do not apply until after the first taxable year for which an election is made to be taxed as a REIT. For purposes of condition (6), the term “individual” includes a supplemental unemployment compensation benefit plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes, but generally does not include a qualified pension plan or profit sharing trust.

We believe that we have been organized, have operated and have issued sufficient shares of capital stock with sufficient diversity of ownership to allow us to satisfy conditions (1) through (7) inclusive, during the relevant time periods. In addition, our charter provides for restrictions regarding ownership and transfer of our shares which are intended to assist us in continuing to satisfy the share ownership requirements described in (5) and (6) above. These share ownership and transfer restrictions are described in “Description of Company Capital Stock—Restrictions on Ownership and Transfer” in this prospectus. These restrictions, however, do not ensure that we have previously satisfied, and may not ensure that we will, in all cases, be able to continue to satisfy, the share ownership requirements described in (5) and (6) above. If we fail to satisfy these share ownership requirements, except as provided in the next sentence, our status as a REIT will terminate. If, however, we comply with the rules contained in applicable Treasury Regulations that require us to ascertain the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we will be treated as having met this requirement. See “—Failure to Qualify.”

In addition, we may not maintain our status as a REIT unless our taxable year is the calendar year. We have and will continue to have a calendar taxable year.

Ownership of Interests in Partnerships, Limited Liability Companies and Qualified REIT Subsidiaries

In the case of a REIT which is a partner in a partnership or a member in a limited liability company treated as a partnership for federal income tax purposes, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of such partnership or limited liability company, as the case may be, based on its interest in partnership capital, subject to special rules relating to the 10% asset test described below. Also, the REIT will be deemed to be entitled to its proportionate share of the income of that entity. The assets and gross income of such partnership or limited liability company retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests. Thus, our pro rata shares of the assets and items of income of the Operating Partnership, including the Operating Partnership’s share of these items of any partnership or limited liability company treated as a partnership or disregarded entity for federal income tax purposes in which it owns an interest, are treated as our assets and items of income for purposes of applying the requirements described in this discussion, including the gross income and asset tests described below. A brief summary of the rules governing the federal income taxation of partnerships and limited liability companies treated as partnerships for federal income tax purposes is set forth below in “—Tax Aspects of the Operating Partnership.”

We have control of the Operating Partnership and intend to operate it in a manner consistent with the requirements for our qualification as a REIT. We may from time to time be a limited partner or non-managing member in some of our partnerships and limited liability companies. If a partnership or limited liability company in which we own an interest takes or expects to take actions that could jeopardize our status as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause us to fail a gross income or asset test, and that we would not become aware of such action in time to dispose of our interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, we could fail to qualify as a REIT unless we were entitled to relief, as described below.

We may from time to time own and operate certain properties through wholly-owned subsidiaries that we intend to be treated as “qualified REIT subsidiaries” under the Code. A corporation will qualify as our qualified REIT subsidiary if we own 100% of the corporation’s outstanding stock and do not elect with the subsidiary to treat it as a “taxable REIT subsidiary,” as described below. A qualified REIT subsidiary is not treated as a separate corporation, and all assets, liabilities and items of income, gain, loss, deduction and credit of a qualified REIT subsidiary are treated as assets, liabilities and items of income, gain, loss, deduction and credit of the parent REIT for all purposes under the Code, including all REIT qualification tests. Thus, in applying the federal tax requirements described in this discussion, any qualified REIT subsidiaries we own are ignored, and all assets, liabilities and items of income, gain, loss, deduction and credit of such corporations are treated as our assets, liabilities and items of income, gain, loss, deduction and credit. A qualified REIT subsidiary is not subject to federal income tax, and our ownership of the stock of a qualified REIT subsidiary does not violate the restrictions on ownership of securities, as described below under “—Asset Tests.”

Ownership of Interests in Taxable REIT Subsidiaries

We own interests in three taxable REIT subsidiaries and may acquire securities in additional taxable REIT subsidiaries in the future. A taxable REIT subsidiary is a corporation other than a REIT in which a REIT directly or indirectly holds stock, and that has made a joint election with such REIT to be treated as a taxable REIT subsidiary. If a taxable REIT subsidiary owns more than 35% of the total voting power or value of the outstanding securities of another corporation, such other corporation will also be treated as a taxable REIT subsidiary. Other than some activities relating to lodging and health care facilities, a taxable REIT subsidiary may generally engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT. A taxable REIT subsidiary is subject to federal income tax as a regular C corporation. In addition, a taxable REIT subsidiary may be prevented from deducting interest on debt funded directly or indirectly by its parent REIT if certain tests regarding the taxable REIT subsidiary’s debt to equity ratio and interest expense are not satisfied. A REIT’s ownership of securities of a taxable REIT subsidiary is not subject to the 5% or 10% asset test described below, and their operations will be subject to the provisions described above. See “—Asset Tests.”

Income Tests

We must satisfy two gross income requirements annually to maintain our qualification as a REIT. First, in each taxable year we must derive directly or indirectly at least 75% of our gross income (excluding gross income from prohibited transactions, certain hedging transactions and certain foreign currency gains) from investments relating to real property or mortgages on real property, including “rents from real property,” interest on obligations adequately secured by mortgages on real property, and certain types of temporary investments. Second, in each taxable year we must derive at least 95% of our gross income (excluding gross income from prohibited transactions, certain hedging transactions and certain foreign currency gains) from the real property investments described above or dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing.

Rents we receive from a tenant will qualify as “rents from real property” for the purpose of satisfying the gross income requirements for a REIT described above only if all of the following conditions are met:

•

The amount of rent is not based in whole or in part on the income or profits of any person. However, an amount we receive or accrue generally will not be excluded from the term “rents from real property” solely because it is based on a fixed percentage or percentages of receipts or sales;

•

Neither we nor an actual or constructive owner of 10% or more of our stock actually or constructively owns 10% or more of the interests in the assets or net profits of a non-corporate tenant, or, if the tenant is a corporation, 10% or more of the total combined voting power of all classes of stock entitled to vote or 10% or more of the total value of all classes of stock of the tenant. Rents we receive from such a tenant that is a taxable REIT subsidiary of ours, however, will not be excluded from the definition of “rents from real property” as a result of this condition if at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the taxable REIT subsidiary are substantially comparable to rents paid by our other tenants for comparable space. Whether rents paid by a taxable REIT subsidiary are substantially comparable to rents paid by other tenants is determined at the time the lease with the taxable REIT subsidiary is entered into, extended, and modified, if such modification increases the rents due under such lease. Notwithstanding the foregoing, however, if a lease with a “controlled taxable REIT subsidiary” is modified and such modification results in an increase in the rents payable by such taxable REIT subsidiary, any such increase will not qualify as “rents from real property.” For purposes of this rule, a “controlled taxable REIT subsidiary” is a taxable REIT subsidiary in which the parent REIT owns stock possessing more than 50% of the voting power or more than 50% of the total value of the outstanding stock of such taxable REIT subsidiary;

•

Rent attributable to personal property, leased in connection with a lease of real property, is not greater than 15% of the total rent received under the lease. If this condition is not met, then the portion of the rent attributable to personal property will not qualify as “rents from real property”; and

•

We generally do not operate or manage the property or furnish or render services to our tenants, subject to a 1% de minimis exception and except as provided below. We are permitted, however, to perform directly certain services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant” of the property. Examples of these permitted services include the provision of light, heat, or other utilities, trash removal and general maintenance of common areas. In addition, we are permitted to employ an independent contractor from whom we derive no revenue to provide customary services to our tenants, or a taxable REIT subsidiary, which may be wholly or partially owned by us, to provide both customary and non-customary services to our tenants without causing the rent we receive from those tenants to fail to qualify as “rents from real property.” Any amounts we receive from a taxable REIT subsidiary with respect to the taxable REIT subsidiary’s provision of non-customary services will, however, be nonqualifying income under the 75% gross income test and, except to the extent received through the payment of dividends, the 95% gross income test.

We generally do not intend, and as a general partner of the Operating Partnership, do not intend to permit the Operating Partnership, to take actions we believe will cause us to fail to satisfy the rental conditions described above. However, we may intentionally fail to satisfy some of these conditions to the extent the failure will not, based on the advice of our tax counsel, jeopardize our tax status as a REIT. In addition, with respect to the limitation on the rental of personal property, we have not obtained appraisals of the real property and personal property leased to tenants. Accordingly, there can be no assurance that the IRS will not disagree with our determinations of the value of such property.

For purposes of the gross income tests, the term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of all or some of the amount depends in any way on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage or percentages of receipts or sales. Interest income constitutes qualifying mortgage interest for purposes of the 75% gross income test to the extent that the underlying obligation is secured by a mortgage on real property. If we receive interest income with respect to a mortgage loan that is secured by both real property and other property and the loan is not fully secured by real property, the interest income must be apportioned between the real property and the other property, and our income from the arrangement will qualify for purposes of the 75% gross income test only to the extent that the interest is allocable to the real property security. In this case, we would be required to apportion our annual interest income to the real property security based on a fraction, the numerator of which is the value of the real property securing the loan, determined when we commit to acquire the loan, and the denominator of which is the highest “principal amount” of the loan during the year. Even if a loan is not secured by real property or is undersecured, the income that it generates may nonetheless qualify for purposes of the 95% gross income test.

From time to time, we enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. Income from a hedging transaction, including gain from the sale or disposition of such a transaction, that is clearly identified as a hedging transaction as specified in the Code will not constitute gross income and thus will be exempt from the 75% and 95% gross income tests. The term “hedging transaction,” as used above, generally means any transaction we enter into in the normal course of our business primarily to manage risk of (1) interest rate changes or fluctuations with respect to borrowings made or to be made by us to acquire or carry real estate assets or (2) currency fluctuations with respect to an item of qualifying income under the 75% or 95% gross income test. To the extent that we do not properly identify such transactions as hedges or we hedge with other types of financial instruments, the income from those transactions is not likely to be treated as qualifying income for purposes of the gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT.

We have various investments in entities located outside the United States, and in the future we may invest in additional entities or properties located outside the United States. In addition, from time to time we may acquire additional properties outside of the United States, through a taxable REIT subsidiary or otherwise. These acquisitions could cause us to incur foreign currency gains or losses. Any foreign currency gains attributable to specified assets or items of qualifying income or gain for purposes of the 75% or 95% gross income test, however, generally will not constitute gross income for purposes of the applicable test, and therefore will be exempt from such test, provided we do not deal in or engage in substantial and regular trading in securities, which we have not done and do not intend to do.

To the extent our taxable REIT subsidiaries pay dividends, we generally will derive our allocable share of such dividend income through our interest in the Operating Partnership. Such dividend income will qualify under the 95%, but not the 75%, gross income test. We will monitor the amount of the dividend and other income from our taxable REIT subsidiaries and will take actions intended to keep this income, and any other nonqualifying income, within the limitations of the gross income tests. Although we expect these actions will be sufficient to prevent a violation of the gross income tests, we cannot guarantee that such actions will in all cases prevent such a violation.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for the year if we are entitled to relief under certain provisions of the Code. We generally may make use of the relief provisions if:

•

following our identification of the failure to meet the 75% or 95% gross income tests for any taxable year, we file a schedule with the IRS setting forth each item of our gross income for purposes of the 75% or 95% gross income tests for such taxable year in accordance with Treasury Regulations to be issued; and

•	our failure to meet these tests was due to reasonable cause and not due to willful neglect.

It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally accrue or receive exceeds the limits on nonqualifying income, the IRS could conclude that our failure to satisfy the tests was not due to reasonable cause. If these relief provisions do not apply to a particular set of circumstances, we will not qualify as a REIT. As discussed above in “—Taxation of Tanger Factory Outlet Centers, Inc.—General,” even if these relief provisions apply, and we retain our status as a REIT, a tax would be imposed with respect to our nonqualifying income. We may not always be able to comply with the gross income tests for REIT qualification despite periodic monitoring of our income.

Prohibited Transaction Income

Any gain that we realize on the sale of property held as inventory or otherwise held primarily for sale to customers in the ordinary course of business, including our share of any such gain realized by the Operating Partnership, either directly or through its subsidiary partnerships and limited liability companies, will be treated as income from a prohibited transaction that is subject to a 100% penalty tax, unless certain safe harbor exceptions apply. This prohibited transaction income may also adversely affect our ability to satisfy the gross income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances surrounding the particular transaction. The Operating Partnership intends to hold its properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing and owning its properties and to make occasional sales of the properties as are consistent with the Operating Partnership’s investment objectives. We do not intend to enter into any sales that are prohibited transactions. However, the IRS may successfully contend that some or all of the sales made by the Operating Partnership or its subsidiary partnerships or limited liability companies are prohibited transactions. We would be required to pay the 100% penalty tax on our allocable share of the gains resulting from any such sales.

Penalty Tax

Any redetermined rents, redetermined deductions or excess interest we generate will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of any services furnished to any of our tenants by a taxable REIT subsidiary of ours, and redetermined deductions and excess interest represent any amounts that are deducted by a taxable REIT subsidiary of ours for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations. Rents we receive will not constitute redetermined rents if they qualify for certain safe harbor provisions contained in the Code.

From time to time, our taxable REIT subsidiaries may provide services to our tenants. We intend to set the fees paid to our taxable REIT subsidiaries for such services at arm’s length rates, although the fees paid may not satisfy the safe-harbor provisions described above. These determinations are inherently factual, and the IRS has broad discretion to assert that amounts paid between related parties should be reallocated to clearly reflect their respective incomes. If the IRS successfully made such an assertion, we would be required to pay a 100% penalty tax on the excess of an arm’s length fee for tenant services over the amount actually paid.

Asset Tests

At the close of each calendar quarter of our taxable year, we must also satisfy four tests relating to the nature and diversification of our assets. First, at least 75% of the value of our total assets must be represented by real estate assets, cash, cash items and government securities. For purposes of this test, the term “real estate assets” generally means real property (including interests in real property and interests in mortgages on real property) and shares (or transferable certificates of beneficial interest) in other REITs, as well as any stock or debt instrument attributable to the investment of the proceeds of a stock offering or a public offering of debt with a term of at least five years, but only for the one-year period beginning on the date the REIT receives such proceeds.

Second, not more than 25% of the value of our total assets may be represented by securities (including securities of one or more taxable REIT subsidiaries), other than those securities includable in the 75% asset test.

Third, of the investments included in the 25% asset class, and except for investments in other REITs, our qualified REIT subsidiaries and taxable REIT subsidiaries, the value of any one issuer’s securities may not exceed 5% of the value of our total assets, and we may not own more than 10% of the total vote or value of the outstanding securities of any one issuer except, in the case of the 10% value test, securities satisfying the “straight debt” safe-harbor or securities issued by a partnership that itself would satisfy the 75% income test if it were a REIT. Certain types of securities we may own are disregarded as securities solely for purposes of the 10% value test, including, but not limited to, any loan to an individual or an estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, solely for purposes of the 10% value test, the determination of our interest in the assets of a partnership or limited liability company in which we own an interest will be based on our proportionate interest in any securities issued by the partnership or limited liability company, excluding for this purpose certain securities described in the Code.

Fourth, not more than 25% of the value of our total assets may be represented by the securities of one or more taxable REIT subsidiaries.

The Operating Partnership owns 100% of the stock of certain corporations that have elected, together with us, to be treated as our taxable REIT subsidiaries. So long as each of these companies qualifies as a taxable REIT subsidiary, we will not be subject to the 5% asset test, the 10% voting securities limitation or the 10% value limitation with respect to our ownership of their stock. We may acquire securities in other taxable REIT subsidiaries in the future. We believe that the aggregate value of our taxable REIT subsidiaries will not exceed 25% of the aggregate value of our gross assets. No independent appraisals have been obtained to support these conclusions. In addition, there can be no assurance that the IRS will not disagree with our determinations of value of such assets.

The asset tests must be satisfied at the close of each calendar quarter of our taxable year in which we (directly or through the Operating Partnership) acquire securities in the applicable issuer, and also at the close of each calendar quarter in which we increase our ownership of securities of such issuer (including as a result of increasing our interest in the Operating Partnership). For example, our indirect ownership of securities of each issuer will increase as a result of our capital contributions to the Operating Partnership or as the Tanger Family Limited Partners exercise their rights to exchange their limited partnership units in the Operating Partnership. After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values (including a change caused by changes in the foreign currency exchange rate used to value foreign assets). If we fail to satisfy an asset test because we acquire securities or other property during a quarter (including as a result of an increase in our interest in the Operating Partnership), we may cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of that quarter. We believe that we have maintained, and we intend to maintain, adequate records of the value of our assets to ensure compliance with the asset tests. If we fail to cure any noncompliance with the asset tests within the 30 day cure period, we would cease to qualify as a REIT unless we are eligible for certain relief provisions discussed below.

Certain relief provisions may be available to us if we discover a failure to satisfy the asset tests described above after the 30 day cure period. Under these provisions, we will be deemed to have met the 5% and 10% asset tests if the value of our nonqualifying assets (i) does not exceed the lesser of (a) 1% of the total value of our assets at the end of the applicable quarter or (b) $10,000,000, and (ii) we dispose of the nonqualifying assets or otherwise satisfy such tests within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury Regulations to be issued. For violations of any of the asset tests due to reasonable cause and not due to willful neglect and that are, in the case of the 5% and 10% asset tests, in excess of the de minimis exception described above, we may avoid disqualification as a REIT after the 30 day cure period by taking steps including (i) the disposition of sufficient nonqualifying assets, or the taking of other actions, which allow us to meet the asset tests within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury Regulations to be issued, (ii) paying a tax equal to the greater of (a) $50,000 or (b) the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets, and (iii) disclosing certain information to the IRS.

Although we believe we have satisfied the asset tests described above and plan to take steps to ensure that we satisfy such tests for any quarter with respect to which retesting is to occur, there can be no assurance we will always be successful, or will not require a reduction in the Operating Partnership’s overall interest in an issuer (including in a taxable REIT subsidiary). If we fail to cure any noncompliance with the asset tests in a timely manner, and the relief provisions described above are not available, we would cease to qualify as a REIT.

Annual Distribution Requirements

To maintain our qualification as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to the sum of:

•	90% of our “REIT taxable income”; and

•	90% of our after tax net income, if any, from foreclosure property; minus

•	the excess of the sum of certain items of non-cash income over 5% of our “REIT taxable income.”

For these purposes, our “REIT taxable income” is computed without regard to the dividends paid deduction and our net capital gain. In addition, for purposes of this test, non-cash income means income attributable to leveled stepped rents, original issue discount on purchase money debt, cancellation of indebtedness, or a like-kind exchange that is later determined to be taxable.

Also, our “REIT taxable income” will be reduced by any taxes we are required to pay on any gain we recognize from the disposition of any asset, within a specified recognition period following our acquisition of such asset, that we acquired from a corporation which is or has been a C corporation in a transaction in which our basis in the asset is less than the fair market value of the asset, determined at the time we acquired the asset.

We generally must pay, or be treated as paying, the distributions described above in the taxable year to which they relate. At our election, a distribution will be treated as paid in a taxable year if it is declared before we timely file our tax return for such year and paid on or before the first regular dividend payment after such declaration, provided such payment is made during the 12-month period following the close of such year. These distributions are treated as received by our stockholders in the year in which paid. This is so even though these distributions relate to the prior year for purposes of the 90% distribution requirement. In order to be taken into account for purposes of our distribution requirement, the amount distributed must not be preferential—i.e., every stockholder of the class of stock to which a distribution is made must be treated the same as every other stockholder of that class, and no class of stock may be treated other than according to its dividend rights as a class. To the extent that we do not distribute all of our net capital gain, or distribute at least 90%, but less than 100%, of our “REIT taxable income,” as adjusted, we will be required to pay tax on the undistributed amount at regular corporate tax rates. We believe we have made, and we intend to continue to make, timely distributions sufficient to satisfy these annual distribution requirements and to minimize our corporate tax obligations. In this regard, the partnership agreement of the Operating Partnership authorizes us, as general partner of the Operating Partnership, to take such steps as may be necessary to cause the Operating Partnership to distribute to its partners an amount sufficient to permit us to meet these distribution requirements and to minimize our corporate tax obligation.

We expect that our REIT taxable income will be less than our cash flow because of depreciation and other non-cash charges included in computing REIT taxable income. Accordingly, we anticipate that we generally will have sufficient cash or liquid assets to enable us to satisfy the distribution requirements described above. However, from time to time, we may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in determining our taxable income. In addition, we may decide to retain our cash, rather than distribute it, in order to repay debt or for other reasons. If these timing differences occur, we may borrow funds to pay dividends or pay dividends through the distribution of other property in order to meet the distribution requirements, while preserving our cash.

Under certain circumstances, we may be able to rectify an inadvertent failure to meet the 90% distribution requirement for a year by paying “deficiency dividends” to our stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends, subject to the 4% excise tax described below. However, we will be required to pay interest to the IRS based upon the amount of any deduction claimed for deficiency dividends. While the payment of a deficiency dividend will apply to a prior year for purposes of our REIT distribution requirements, it will be treated as an additional distribution to our shareholders in the year such dividend is paid.

Furthermore, we will be required to pay a 4% excise tax to the extent we fail to distribute during each calendar year at least the sum of 85% of our ordinary income for such year, 95% of our capital gain net income for the year and any undistributed taxable income from prior periods. Any ordinary income and net capital gain on which this excise tax is imposed for any year is treated as an amount distributed during that year for purposes of calculating such tax.

For purposes of the 90% distribution requirement and excise tax described above, dividends declared during the last three months of the taxable year, payable to stockholders of record on a specified date during such period and paid during January of the following year, will be treated as paid by us and received by our stockholders on December 31 of the year in which they are declared.

Record Keeping Requirements

We are required to comply with applicable record keeping requirements. Failure to comply could result in monetary fines. For example, we must request on an annual basis information from our shareholders designed to disclose the actual ownership of our outstanding common shares.

Failure To Qualify

If we discover a violation of a provision of the Code that would result in our failure to qualify as a REIT, specified cure provisions may be available to us. Except with respect to violations of the gross income tests and asset tests (for which the cure provisions are described above), and provided the violation is due to reasonable cause and not due to willful neglect, these cure provisions generally impose a $50,000 penalty for each violation in lieu of a loss of REIT status. If we fail to satisfy the requirements for taxation as a REIT in any taxable year, and the relief provisions do not apply, we will be required to pay tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we fail to qualify as a REIT will not be deductible by us, and we will not be required to distribute any amounts to our stockholders. As a result, we anticipate that our failure to qualify as a REIT would reduce the cash available for distribution by us to our stockholders. In addition, if we fail to qualify as a REIT, all distributions to stockholders will be taxable as regular corporate dividends to the extent of our current and accumulated earnings and profits. In this event, corporate distributees may be eligible for the dividends-received deduction. In addition, non-corporate stockholders, including individuals, may be eligible for the preferential tax rates on qualified dividend income. Unless entitled to relief under specific statutory provisions, we will also be ineligible to elect to be treated as a REIT for the four taxable years following the year for which we lost our qualification. It is not possible to state whether in all circumstances we would be entitled to this statutory relief.

Tax Aspects of the Operating Partnership

General

Substantially all of our investments are held indirectly through the Operating Partnership. In addition, the Operating Partnership holds certain of its investments indirectly through subsidiary partnerships and limited liability companies which we expect will be treated as partnerships or disregarded entities for federal income tax purposes. In general, entities that are treated as partnerships or disregarded entities for federal income tax purposes are “pass-through” entities which are not required to pay federal income tax. Rather, partners or members of such entities are allocated their shares of the items of income, gain, loss, deduction and credit of the partnership or limited liability company, and are potentially required to pay tax on this income, without regard to whether they receive a distribution from the partnership or limited liability company. We will include in our income our share of these partnership and limited liability company items for purposes of the various gross income tests, the computation of our REIT taxable income, and the REIT distribution requirements. Moreover, for purposes of the asset tests, we will include our pro rata share of assets held by the Operating Partnership, including its share of its subsidiary partnerships and limited liability companies, based on our capital interests in each such entity. See “—Taxation of Tanger Factory Outlet Centers, Inc.”

Entity Classification

Our interests in the Operating Partnership and the subsidiary partnerships and limited liability companies involve special tax considerations, including the possibility that the IRS might challenge the status of these entities as partnerships (or disregarded entities), as opposed to associations taxable as corporations for federal income tax purposes. If the Operating Partnership or a subsidiary partnership or limited liability company were treated as an association, it would be taxable as a corporation and would be required to pay an entity-level tax on its income. In this situation, the character of our assets and items of gross income would change and could prevent us from satisfying the REIT asset tests and possibly the REIT income tests. See “—Taxation of Tanger Factory Outlet Centers, Inc.—Asset Tests” and “—Income Tests.” This, in turn, could prevent us from qualifying as a REIT. See “—Failure to Qualify” for a discussion of the effect of our failure to meet these tests. In addition, a change in the tax status of the Operating Partnership, a subsidiary partnership or limited liability company might be treated as a taxable event. If so, we might incur a tax liability without any related cash distributions. We believe the Operating Partnership and each of our other partnerships and limited liability companies will be classified as partnerships or disregarded entities for federal income tax purposes.

Tax Allocations With Respect to the Centers

Under Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership or limited liability company treated as a partnership, in exchange for an interest in the partnership or limited liability company, must be allocated in a manner so that the contributing partner or member is charged with the unrealized gain or benefits from the unrealized loss associated with the property at the time of the contribution, as adjusted from time to time. The amount of the unrealized gain or unrealized loss generally is equal to the difference between the fair market value or book value and the adjusted tax basis of the contributed property at the time of contribution (a “Book-Tax Difference”), as adjusted from time to time. These allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners.

In general, the Tanger Family Limited Partners will be allocated lower amounts of depreciation deductions for tax purposes than such deductions would be if determined on a pro rata basis. In addition, in the event of the disposition of any of the contributed assets which have a Book-Tax Difference, all income attributable to such Book-Tax Difference will generally be allocated to the Tanger Family Limited Partners, and the Company will generally be allocated only its share of capital gains attributable to appreciation, if any, occurring after the contribution of such assets to the Operating Partnership. This will tend to eliminate the Book-Tax Difference over the life of the Operating Partnership. However, the special allocation rules of Section 704(c) do not always entirely eliminate the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed assets in the hands of the Operating Partnership will cause the Company to be allocated lower depreciation and other deductions, and possibly amounts of taxable income in the event of a sale of such contributed assets in excess of the economic or book income allocated to it as a result of such sale. This may cause the Company to recognize taxable income in excess of cash proceeds, which might adversely affect the Company’s ability to comply with the REIT distribution requirements. See “—Annual Distribution Requirements.”

Treasury Regulations issued under Section 704(c) of the Code provide partnerships with a choice of several methods of accounting for Book-Tax Differences. We and the Operating Partnership have agreed to use the “traditional method” for accounting for Book-Tax differences for the factory outlet centers initially contributed to the Operating Partnership. Under the traditional method, which is the least favorable method from our perspective, the carryover basis of contributed interests in the properties in the hands of the Operating Partnership (i) will or could cause us to be allocated lower amounts of depreciation deductions for tax purposes than would be allocated to us if all contributed properties were to have a tax basis equal to their fair market value at the time of the contribution and (ii) could cause us to be allocated taxable gain in the event of a sale of such contributed interests or properties in excess of the economic or book income allocated to us as a result of such sale, with a corresponding benefit to the other partners in the Operating Partnership. An allocation described in

(ii) above might cause us or the other partners to recognize taxable income in excess of cash proceeds in the event of a sale or other disposition of property, which might adversely affect our ability to comply with the REIT distribution requirements. See “—Taxation of Tanger Factory Outlet Centers, Inc.—Requirements for Qualification as a REIT” and “—Annual Distribution Requirements.”

The factory outlet centers initially contributed to the Operating Partnership by the Company, as well as any properties acquired by the Operating Partnership in a taxable transaction, will initially have a tax basis equal to their fair market value, and Section 704(c) of the Code will not apply to them.

Taxation of Holders of Our Common Shares

The following summary is limited to holders who hold our common shares as capital assets. In addition, this discussion does not address the tax consequences to the Non-Company LPs of their exchange of Operating Partnership units for Company common shares and their ownership and disposition of the Company common shares or tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	mutual funds;

•	persons subject to the U.S. federal alternative minimum tax;

•	tax-exempt organizations (except to the extent specifically set forth below under “—Tax-Exempt Holders”);

•	dealers or brokers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	foreign persons or entities (except to the extent specifically set forth below);

•	regulated investment companies and REITs;

•	certain former citizens or long-term residents of the United States;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•	persons who hold our common shares as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction; or

•	persons deemed to sell our common shares under the constructive sale provisions of the Code.

If you are considering acquiring our common shares, you should consult your tax advisors concerning the application of U.S. federal tax laws to your particular situation as well as any consequences arising under the laws of any state, local or foreign taxing jurisdiction.

For purposes of this summary, a “U.S. holder” means a beneficial owner of our common shares that is:

•	an individual who is a citizen or resident alien of the United States;

•

a corporation (or any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision of the United States;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

A “non-U.S. holder” means a beneficial owner of our common shares that is neither a U.S. holder nor a partnership for U.S. federal income tax purposes. Special rules may apply to certain non-U.S. holders such as “controlled foreign corporations,” “passive foreign investment companies,” persons eligible for benefits under income tax conventions to which the United States is a party and certain U.S. expatriates. Non-U.S. holders should consult their tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

If a holder is an entity treated as a partnership for U.S. federal income tax purposes, the tax treatment of each partner of such partnership will generally depend upon the status of the partner and upon the activities of the partnership. A holder that is treated as a partnership for U.S. federal income tax purposes, and partners in such partnerships, should consult their tax advisors regarding the tax consequences of the purchase, ownership and disposition of our common shares.

Taxable U.S. Holders

Distributions Generally

Distributions out of our current or accumulated earnings and profits will be treated as dividends and, other than with respect to capital gain dividends, and certain amounts that have previously been subject to U.S. federal corporate income tax, discussed below, will be taxable to U.S. holders as ordinary income. See “—Tax Rates” below. As long as we qualify as a REIT, these distributions will not be eligible for the dividends-received deduction in the case of U.S. holders that are corporations. For purposes of determining whether distributions to holders of our common shares are out of our current or accumulated earnings and profits, our earnings and profits will be allocated first to our outstanding preferred shares, if any, and then to our outstanding common shares.

To the extent that we make distributions in excess of our current and accumulated earnings and profits, these distributions will be treated first as a tax-free return of capital to each U.S. holder. This treatment will reduce your adjusted tax basis in your common shares by the amount of the distribution, but not below zero. Distributions in excess of our current and accumulated earnings and profits and in excess of your adjusted tax basis in your common shares will be taxable as capital gains. Such gain will be taxable as long-term capital gain if your holding period for the common shares is greater than one year. Dividends will generally be taxable, if at all, in the year of the distribution. However, dividends we declare in October, November or December of any year and which are payable to a holder of record on a specified date in any of these months will be treated as both paid by us and received by the holder on December 31 of that year, provided we actually pay the dividend on or before January 31 of the following year. U.S. holders may not include in their own income tax returns any of our net operating losses or capital losses.

Capital Gain Dividends

Distributions that we properly designate as capital gain dividends will be taxable to U.S. holders as gain from the sale or disposition of a capital asset, to the extent that such gain does not exceed our actual net capital gain for the taxable year, and will be taxed as long-term capital gains without regard to the U.S. holder’s holding period. If we properly designate any portion of a distribution as a capital gain dividend, then, except as otherwise required by law, we presently intend to allocate a portion of total capital gain dividends paid or made available to holders of all classes of our shares for the year to the holders of our common shares and preferred shares, if any, in proportion to the amount that our total dividends, as determined for U.S. federal income tax purposes, paid or made available to holders of such shares for the year bears to the total dividends, as determined for U.S. federal income tax purposes, paid or made available to holders of all classes of our shares for the year. In addition, except as otherwise required by law, we will make a similar allocation with respect to any undistributed long term capital gains which are to be included in our stockholders’ long term capital gains, based on the allocation of the capital gains amount which would have resulted if those undistributed long term capital gains had been distributed as “capital gain dividends” by us to our stockholders.

Retention of Net Capital Gains

We may elect to retain, rather than distribute as a capital gain dividend, all or a portion of our net capital gains. If we make this election, we would pay tax on our retained net capital gains. In addition, to the extent we so elect, you generally would:

•

include your pro rata share of our undistributed net capital gains in computing your long-term capital gains for your taxable year in which the last day of our taxable year falls, subject to certain limitations as to the amount that is includable;

•	be deemed to have paid the capital gains tax imposed on us on the designated amounts included in your capital gains;

•	receive a credit or refund for the amount of tax deemed paid by you;

•	increase the adjusted basis of your common shares by the difference between the amount of includable gains and the tax deemed to have been paid by you; and

•	if you are a corporation, appropriately adjust your earnings and profits for the retained capital gains in accordance with Treasury Regulations to be promulgated by the IRS.

Passive Activity Losses and Investment Interest Limitations

Distributions by us and gain arising from the sale, exchange or other disposition of our common shares by a U.S. holder will not be treated as passive activity income. As a result, if you are subject to the passive activity loss limitation rules, you generally will not be able to apply any “passive losses” against this income or gain. A U.S. holder may elect to treat capital gain dividends, capital gains from the disposition of our common shares and income designated as qualified dividend income as investment income for purposes of computing the investment interest limitation, but in such case, the U.S. holder will be taxed at ordinary income rates on such amount. Other distributions made by us, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation.

Sale or Other Disposition of Common Shares

Upon the sale or other disposition of our common shares, you generally will recognize capital gain or loss in an amount equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received on the sale or other disposition and (ii) your adjusted tax basis in our common shares. Such gain or loss will generally be long-term capital gain or loss if your holding period in our common shares is more than one year at the time of such disposition. In general, if a U.S. holder recognizes loss upon the sale or other disposition of our common shares that it has held for six months or less, after applying certain holding period rules, the loss recognized will be treated as a long-term capital loss to the extent the U.S. holder received distributions from us which were required to be treated as long-term capital gains. Deduction of capital losses may be subject to limitations.

Redemption or Repurchase by Us

A redemption or repurchase of our common shares will be treated under Section 302 of the Code as a distribution taxable as a dividend to the extent of our current and accumulated earnings and profits unless the redemption or repurchase satisfies one of the tests set forth in Section 302(b) of the Code and is therefore treated as a sale or exchange of the redeemed or repurchased shares. The redemption or repurchase will be treated as a sale or exchange if it:

•	is “substantially disproportionate” with respect to the U.S. holder;

•	results in a “complete termination” of the U.S. holder’s interest in us; or

•	is “not essentially equivalent to a dividend” with respect to the U.S. holder,

all within the meaning of Section 302(b) of the Code.

In determining whether any of these tests have been met, our shares, including our common shares and other equity interests in us, considered to be owned by the U.S. holder by reason of certain constructive ownership rules set forth in the Code, as well as our shares actually owned by the U.S. holder, must generally be taken into account. Because the determination as to whether any of the alternative tests of Section 302(b) of the Code will be satisfied with respect to the U.S. holder depends upon the facts and circumstances at the time that the determination must be made, U.S. holders are advised to consult their tax advisors to determine such tax treatment.

If a redemption or repurchase of our common shares is treated as a distribution taxable as a dividend, the amount of the distribution will be measured by the amount of cash and the fair market value of any property received. See “—Taxable U.S. Holders—Distributions Generally.” For U.S. federal income tax purposes, a U.S. holder’s adjusted basis in the redeemed or repurchased common shares will be transferred to its remaining shares in us, if any. If a U.S. holder owns no other shares in us, such basis may, under certain circumstances, be transferred to a related person, create a deferred loss or be lost entirely.

If a redemption or repurchase of our common shares is not treated as a distribution taxable as a dividend, it will be treated as a taxable sale or exchange in the manner described under “—Taxable U.S. Holders—Sale or Other Disposition of Common Shares.”

Tax Rates

The maximum tax rate for noncorporate taxpayers for (i) capital gains, including “capital gain dividends,” is currently 20% (although, depending on the characteristics of the assets which produced these gains and on designations which we may make, certain capital gain dividends may be taxed at a 25% rate) and (ii) “qualified dividend income” is currently 20%. In general, dividends payable by a REIT are not eligible for the reduced tax rate on qualified dividend income, except to the extent certain holding requirements have been met and the REIT’s dividends are attributable to dividends received from taxable corporations (such as a taxable REIT subsidiary) or to income that was subject to tax at the corporate/REIT level (for example, if we distribute taxable income that we retained and paid tax on in the prior taxable year).

In addition, certain U.S. holders who are individuals, estates or trusts are required to pay an additional 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of our common shares. U.S. holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of our common shares.

Taxable Non-U.S. Holders

Distributions Generally

Distributions that are neither attributable to gain from sales or exchanges by us of “United States real property interests” (within the meaning of Section 897(c) of the Code) nor designated by us as capital gain dividends will be treated as dividends of ordinary income to the extent they are made out of our current or accumulated earnings and profits. Such distributions ordinarily will be subject to U.S. federal withholding tax at the rate of 30% or such lower rate as may be specified by an applicable income tax treaty, unless the distributions are treated as effectively connected with your conduct of a trade or business in the United States. Under certain treaties, lower withholding rates generally applicable to dividends do not apply to dividends from a REIT.

In cases where the dividend income from a non-U.S. holder’s investment in our common shares is, or is treated as, effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, the non-U.S. holder generally will be subject to U.S. tax at graduated rates, in the same manner as if it were a U.S. person, and, in the case of a non-U.S. holder that is a corporation, the income may also be subject to the 30% branch profits tax or such lower rate as may be specified in an applicable income tax treaty.

We expect to withhold U.S. income tax at the rate of 30% on any distributions made to a non-U.S. holder unless:

•	a lower treaty rate applies and the non-U.S. holder provides us with an IRS Form W-8BEN (or applicable successor form) evidencing eligibility for that reduced treaty rate; or

•

the non-U.S. holder provides us with an IRS Form W-8ECI (or applicable successor form) claiming that the distribution is income effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States.

Distributions in excess of our current and accumulated earnings and profits will not be taxable to you to the extent that such distributions do not exceed your adjusted tax basis in your common shares in us, but rather will reduce the adjusted tax basis of such shares. To the extent that such distributions exceed the adjusted tax basis of your common shares in us, they will give rise to gain from the sale or exchange of such shares, the tax treatment of which is described below. For withholding purposes, we expect to treat all distributions as if made out of our current or accumulated earnings and profits. However, amounts withheld should generally be refundable if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits.

Capital Gain Dividends and Distributions Attributable to a Sale or Exchange of United States Real Property Interests

Distributions to a non-U.S. holder that we properly designate as capital gain dividends, other than those arising from the disposition of a United States real property interest, generally should not be subject to U.S. federal income taxation, unless:

•

the investment in our common shares is treated as effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, in which case the non-U.S. holder generally will be subject to tax on such gain in the same manner as if it were a U.S. person, except that a non-U.S. holder that is a foreign corporation may also be subject to the 30% branch profits tax, as discussed above; or

•

the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met, in which case the nonresident alien individual will be subject to a flat 30% tax on the individual’s capital gains (which may be offset by certain U.S. source capital losses).

Pursuant to the Foreign Investment in Real Property Tax Act, or FIRPTA, distributions to a non-U.S. holder that are attributable to gain from sales or exchanges by us of United States real property interests, whether or not designated as capital gain dividends, will cause the non-U.S. holder to be treated as recognizing such gain as income effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States. A non-U.S. holder generally will be subject to tax on such gain in the same manner as if it were a U.S. person, subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien, and a non-U.S. holder that is a foreign corporation may also be subject to the 30% branch profits tax discussed above. We also will be required to withhold and to remit to the IRS 35% (or 20% to the extent provided in Treasury Regulations) of any distribution to a non-U.S. holder that is designated as a capital gain dividend or, if greater, 35% of a distribution to a non-U.S. holder that could have been designated as a capital gain dividend. The amount withheld is creditable against the non-U.S. holder’s U.S. federal income tax liability. However, any distribution with respect to any class of shares which is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market located in the United States is not subject to FIRPTA, and therefore not subject to the 35% U.S. withholding tax described above, if the non-U.S. holder did not own more than 5% of such class of shares at any time during the one-year period ending on the date of the distribution. Instead, such distributions will be treated as ordinary dividend distributions and will not be subject to the branch profits tax. We believe that our common shares are currently “regularly traded” on an established securities market; however, there can be no assurance that our common shares are currently so traded or that they will be “regularly traded” on an established securities market in the future.

Retention of Net Capital Gains

Although the law is not clear on the matter, it appears that amounts designated by us as retained capital gains in respect of our common shares held by U.S. holders generally should be treated with respect to non-U.S. holders in the same manner as actual distributions of capital gain dividends. Under that approach, you would be able to offset as a credit against your U.S. federal income tax liability your proportionate share of the tax paid by us on such retained capital gains and to receive from the IRS a refund to the extent your proportionate share of such tax paid by us were to exceed your actual U.S. federal income tax liability. If we designate any portion of our net capital gain as retained net capital gain, a non-U.S. stockholder should consult its tax advisor regarding the taxation of such retained net capital gain.

Sale or Other Disposition of Common Shares

Any gain realized upon the sale or other disposition of our common shares generally will not be subject to U.S. federal income tax unless:

•	that gain is effectively connected with your conduct of a trade or business in the United States;

•	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	our common shares constitute a United States real property interest within the meaning of FIRPTA.

If your gain is described in the first bullet point, you will be subject to U.S. tax at graduated rates, in generally the same manner as if you were a U.S. person, and in the case of a non-U.S. holder that is a corporation, the gain may also be subject to the 30% branch profits tax or such lower rate as may be specified in an applicable income tax treaty. If your gain is described in the second bullet point above, you will be subject to a flat tax 30% U.S. federal income tax on the gain, which gain may be offset by certain U.S. source capital losses. If your gain is described in the third bullet point, you will be subject to U.S. tax at graduated rates, in generally the same manner as if you were a U.S. person (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals), and, if our common shares were not “regularly traded” on an established securities market, the purchaser of our common shares would be required to withhold and remit to the IRS 10% of the purchase price.

Our common shares will not constitute a “United States real property interest” if and for so long as we are a “domestically controlled REIT.” A “domestically controlled REIT” is a REIT in which at all times during a specified testing period less than 50% in value of its shares is held directly or indirectly by non-U.S. persons. However, even if we are a domestically controlled REIT, upon disposition of our common shares (subject to the 5% exception applicable to “regularly traded” shares described below), a non-U.S. holder may be treated as having gain from the sale or exchange of a United States real property interest if the non-U.S. holder (1) disposes of our common shares within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from the sale or exchange of a United States real property interest and (2) acquires, or enters into a contract or option to acquire, other common shares in us within 30 days after such ex-dividend date.

If we do not qualify as a domestically controlled REIT at the time a non-U.S. holder sells or otherwise disposes of our common shares, gain arising from the sale or exchange by a non-U.S. holder of our common shares would not be subject to U.S. federal income tax under FIRPTA as a sale of a U.S. real property interest if:

•	our common shares are “regularly traded” on an established securities market such as the NYSE; and

•	such non-U.S. holder owned, actually and constructively, 5% or less of our common shares throughout the five-year period ending on the date of the sale or disposition.

We believe that our common shares are currently “regularly traded” on an established securities market; however, there can be no assurance that our common shares are currently so traded or that they will be “regularly traded” on an established securities market in the future.

Redemption or Repurchase by Us

A redemption or repurchase of our common shares will be treated under Section 302 of the Code as a distribution taxable as a dividend to the extent of our current and accumulated earnings and profits at ordinary income rates unless the redemption or repurchase satisfies one of the tests set forth in Section 302(b) of the Code and is therefore treated as a sale or exchange of the redeemed or repurchased shares. See “—Taxable U.S. Holders—Redemption or Repurchase by Us.”

If a redemption or repurchase of our common shares is treated as a distribution taxable as a dividend, the amount of the distribution will be measured by the amount of cash and the fair market value of any property received. See “—Taxable Non-U.S. Holders—Distributions Generally.” If a redemption or repurchase of our common shares is not treated as a distribution taxable as a dividend, it will be treated as a taxable sale or exchange in the manner described under “—Taxable Non-U.S. Holders—Sale or Other Disposition of Common Shares.” If a redemption or repurchase of our common shares is treated as a taxable sale or exchange, then in certain circumstances we will be required under FIRPTA to withhold and remit to the IRS 10% of the sum of the amount of cash and the fair market value of any property received, unless our common shares are “regularly traded” on an established securities market and the non-U.S. holder owned, actually and constructively, 5% or less of our common shares throughout the five-year period ending on the date of the redemption or repurchase. We believe that our common shares are currently “regularly traded” on an established securities market; however, there can be no assurance that our common shares are currently so traded or that they will be “regularly traded” on an established securities market in the future.

Tax-Exempt Holders

Dividends on our common shares and gain arising from a sale of common shares will not be unrelated business taxable income to a tax-exempt holder, except as described below. This income or gain will be unrelated business taxable income, however, if a tax-exempt holder holds the common shares as “debt financed property” within the meaning of the Code or if our common shares are used in a trade or business of the tax-exempt holder. Generally, “debt financed property” is property, the acquisition or holding of which was financed through a borrowing by the tax-exempt holder.

For tax-exempt holders which are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts or qualified group legal services plans exempt from U.S. federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) or (c)(20) of the Code, respectively, income from an investment in our common shares will constitute unrelated business taxable income unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in our common shares. These prospective investors should consult their tax advisors concerning these set aside and reserve requirements.

Notwithstanding the above, a portion of the dividends paid by a “pension-held REIT” may be treated as unrelated business taxable income as to certain trusts that hold more than 10%, by value, of the interests in the REIT. A REIT will not be a “pension-held REIT” if it is able to satisfy the “not closely held” requirement without relying on the look-through exception with respect to certain trusts.

Backup Withholding and Information Reporting

U.S. Holders

We are required to furnish to the record U.S. holders, and to the IRS, information with respect to dividends paid on our common shares.

You may be subject to backup withholding with respect to dividends paid on our common shares or with respect to proceeds received from a disposition of our common shares. Certain U.S. holders (including, among others, corporations and certain tax-exempt organizations) are generally not subject to backup withholding. You will be subject to backup withholding if you are not otherwise exempt and you:

•	fail to furnish your taxpayer identification number, or TIN, which, for an individual, is ordinarily his or her social security number;

•	furnish an incorrect TIN;

•	are notified by the IRS that you have failed to properly report payments of interest or dividends; or

•	fail to certify, under penalties of perjury, that you have furnished a correct TIN and that the IRS has not notified you that you are subject to backup withholding.

Backup withholding is not an additional tax but, rather, is a method of tax collection. You generally will be entitled to credit any amounts withheld under the backup withholding rules against your U.S. federal income tax liability provided that the required information is furnished to the IRS in a timely manner.

Non-U.S. Holders

If you are a non-U.S. holder, in general, you will not be subject to backup withholding with respect to payments that we make to you, provided that we do not have actual knowledge or reason to know that you are a U.S. person and you have provided us your name and address, and certify, under penalties of perjury, that you are not a U.S. person (which certification may be made on an IRS Form W-8BEN (or applicable successor form)). In addition, you will not be subject to backup withholding or information reporting with respect to the proceeds of the disposition of our common shares within the United States or conducted through certain U.S.-related financial intermediaries, if the payor receives the statement described above and does not have actual knowledge or reason to know that you are a U.S. person, as defined under the Code, or you otherwise establish an exemption. However, we generally will be required to report annually to the IRS and to you the amount of, and the tax withheld with respect to, any dividends paid to you, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which you reside.

Backup withholding is not an additional tax but, rather, is a method of tax collection. You generally will be entitled to credit any amounts withheld under the backup withholding rules against your U.S. federal income tax liability, if any, and may be entitled to a refund, provided that the required information is furnished to the IRS in a timely manner.

The payment of proceeds from a holder’s disposition of our common shares to or through a non-U.S. office of either a U.S. broker or a non-U.S. broker that is a “U.S.-related person” will be subject to information reporting, but not backup withholding, unless such broker has documentary evidence in its files that such holder is not a U.S. person and the broker has no knowledge to the contrary, or such holder establishes an exemption.

Withholding Taxes on Certain Foreign Accounts

Legislation incorporating provisions referred to as the Foreign Account Tax Compliance Act, or “FATCA,” was enacted March 18, 2010. Withholding taxes may be imposed under FATCA on certain types of payments made to “foreign financial institutions” (as defined in the Code) and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on any payments made on our common shares to a “foreign financial institution” (as defined in the Code) or to a “non-financial foreign entity” (as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities (as defined in applicable Treasury Regulations), annually report certain information about such accounts and withhold 30% on payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Although the Code provides that the withholding rules described above apply to relevant payments made after December 31, 2012, Treasury Regulations defer the effective date and provide that such rules will apply to payments of dividends on our common shares made on or after July 1, 2014 and to payments of gross proceeds from the sale or other disposition of our common shares on or after January 1, 2017. Prospective investors should consult their tax advisors regarding these withholding provisions.

Other Tax Consequences

State, local and non-United States income tax laws may differ substantially from the corresponding federal income tax laws, and this discussion does not purport to describe any aspect of the tax laws of any state, local or non-United States jurisdiction, or any federal tax other than the income tax. Prospective investors should consult their tax advisors regarding the effect of state, local and non-United States tax laws with respect to our tax treatment as a REIT.

PLAN OF DISTRIBUTION

The Selling Shareholders and their pledgees, donees, transferees or other successors in interest may offer and sell, from time to time, some or all of the common shares described in this prospectus. We will not receive any proceeds from any sale of the common shares by the Selling Shareholders. We will pay all costs, expenses and fees in connection with the registration of the common shares, including fees of our counsel and accountants, fees payable to the SEC and listing fees. We estimate those fees and expenses to be approximately $80,000 and the Selling Shareholders will pay all underwriting discounts and commissions and similar selling expenses, if any, attributable to the sale of the common shares covered by this prospectus.

Of the common shares described in this prospectus, 771,202 shares are currently outstanding, and 5,145,012 of such shares are issuable by us pursuant to our Operating Partnership agreement upon the exchange of Operating Partnership units by the holders thereof. Each of the Operating Partnership units is exchangeable, at the option of the holder, for one of the Company’s common shares (subject to adjustment under the Operating Partnership agreement). We cannot assure you that any Operating Partnership units will be exchanged or that any of the common shares described in this prospectus and issuable upon exchange of such Operating Partnership units will be issued or sold.

The Selling Shareholders and their pledgees, donees, transferees or other successors in interest may sell the common shares covered by this prospectus from time to time, at market prices prevailing at the time of sale, at prices related to market prices, at a fixed price or prices subject to change or at negotiated prices, by a variety of methods including the following:

•	on any national securities exchange or quotation service on which the common shares may be listed at the time of sale;

•	in the over-the-counter market;

•	in privately negotiated transactions;

•	through the writing of options;

•	through broker-dealers, who may act as agents or principals;

•	in a block trade in which a broker-dealer will attempt to sell a block of common shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	through one or more underwriters on a firm commitment or best-efforts basis;

•	directly to one or more purchasers;

•	through agents; or

•	in any combination of the above.

In effecting sales, brokers or dealers engaged by the Selling Shareholders may arrange for other brokers or dealers to participate. Broker-dealer transactions may include:

•	purchases of the common shares by a broker-dealer as principal and resales of the common shares by the broker-dealer for its account under this prospectus;

•	ordinary brokerage transactions; or

•	transactions in which the broker-dealer solicits purchasers.

In addition, the common shares covered by this prospectus may be sold under Rule 144 under the Securities Act of 1933, as amended, rather than pursuant to this prospectus. In connection with the sales of common shares covered by this prospectus, the Selling Shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common shares and deliver common shares to close out such short positions, or loan or pledge common shares to broker-dealers that in turn may sell such securities.

If at any time a particular offer of the common shares covered by this prospectus is made, and a revised prospectus or prospectus supplement is required, we will prepare and file such document that will include updated information required to be included therein. Such information may include the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents, any discounts, commissions, concessions and other items constituting compensation from the Selling Shareholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers. Any prospectus supplement, and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part will be filed with the SEC to reflect the disclosure of additional information with respect to the distribution of the common shares covered by this prospectus.

In connection with the sale of the common shares covered by this prospectus through underwriters, underwriters may receive compensation in the form of underwriting discounts or commissions and may also receive commissions from purchasers of common shares for whom they may act as agent. Underwriters may sell to or through dealers, and these dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and commissions from the purchasers for whom they may act as agent.

A bank, broker-dealer or underwriter, or their affiliates, engaged by the Selling Shareholders may have, from time to time, performed, and may in the future perform, various financial advisory, investment banking or other financial services for us, for which they received or will receive customary fees and expenses. In the ordinary course of their various business activities, a bank, broker-dealer or underwriter, or their affiliates, engaged by the Selling Shareholders may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve our securities and/or instruments. A bank, broker-dealer or underwriter, or their affiliates, engaged by the Selling Shareholders may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Pursuant to the registration rights agreements discussed in the section of this prospectus entitled “The Offering,” the Company has agreed to indemnify the Selling Shareholders and certain of their affiliates against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

LEGAL MATTERS

The validity of our common shares offered hereby will be passed upon for us by Womble Carlyle Sandridge & Rice, LLP, Greensboro, North Carolina. Certain legal matters will be passed upon for us by Latham  & Watkins LLP, New York, New York.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K of Tanger Factory Outlet Centers, Inc. for the year ended December 31, 2012 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K of Tanger Properties Limited Partnership for the year ended December 31, 2012 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The audited combined statements of revenue and certain expenses of the Cordish Properties included on page 10 of Tanger Factory Outlet Center Inc.’s Current Report on Form 8-K dated June 29, 2011 have been so incorporated in reliance on the report (which report expresses an unqualified opinion and includes an emphasis-of-matter paragraph referring to the purpose of those statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The audited statements of revenue and certain expenses of Ohio Factory Shops Partnership incorporated by reference in this prospectus and the registration statement have been audited by Ernst & Young LLP, independent auditors, to the extent indicated in their report thereon also incorporated by reference in the registration statement. Such statements of revenue and certain expenses have been incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

5,916,214 Shares

Tanger Factory Outlet Centers, Inc.

Common Shares

PROSPECTUS

December 17, 2013

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

The following table sets forth the estimated expenses of the offering. The expenses of registration of the common shares offered by the Selling Shareholders will be borne by the Company in accordance with the registration rights agreements. With the exception of the Securities Act registration fee, all amounts shown are estimates.

Securities Act registration fee	$1,857.10
Legal fees and expenses	$30,000
Accounting fees and expenses	$30,000
Transfer agent and listing fees	$3,000
Miscellaneous	$15,000

Total	$79,857.10

Item 15.	Indemnification of Directors and Officers.

The Company is a North Carolina Corporation. The Company’s Amended and Restated Articles of Incorporation contain a provision authorized by Section 55-2-02(b)(3) of the North Carolina Business Corporation Act (the “NC BCA”) eliminating the personal liability of a director arising out of an action whether by or in the right of the corporation or otherwise for monetary damages for breach of any duty of a director, except for liability with respect to (i) acts or omissions that the director at the time of such breach knew or believed were clearly in conflict with the best interests of the corporation, (ii) any transaction from which the director derived an “improper personal benefit” as that term is defined in the NC BCA, (iii) acts or omissions occurring prior to the effective date of the Articles or (iv) acts or omissions with respect to which the NC BCA does not permit the limitation of liability.

The Company has also adopted indemnification provisions authorized by NC BCA Section 55-8-57 which obligate the corporation:

(1)	to indemnify any person who serves or has served as a director or officer against (i) any liability for or obligation to pay reasonable expenses, including attorneys’ fees, incurred by such officer or director in connection with any proceeding arising out of such director’s or officer’s status as such or any activities of such director or officer in such capacity and (ii) any liability for or obligation to pay any judgment, settlement, penalty or fine (including an excise tax assessed with respect to an employee benefit plan) in any such proceeding; and

(2)	to indemnify any person who serves or has served as a director or officer and who, at the request of the corporation, serves or has served as a director, officer, partner, trustee employee or agent of another corporation, partnership, joint venture, trust or other enterprise or as a trustee or administrator under an employee benefit plan against (i) any liability for or obligation to pay reasonable expenses, including attorneys’ fees, incurred by such officer or director in connection with any proceeding arising out of such person’s status as a director or officer of the corporation or as a director, officer, partner, trustee, employee or agent of such other corporation, partnership, joint venture, trust or other enterprise or as a trustee or administrator under an employee benefit plan or any activities of such director or officer in any of such capacities and (ii) any liability for or obligation to pay any judgment, settlement, penalty or fine (including an excise tax assessed with respect to any employee benefit plan) in any such proceeding.

Provided however, such indemnification does not extend to any liability or expense the director or officer may incur on account of his or her activities which, at the time taken, were known or believed by such director or officer to be clearly in conflict with the best interests of the corporation.

Pursuant to Section 55-8-51 of NC BCA, a North Carolina corporation may indemnify a director against liability in any proceeding to which the director is made a party because of his status as such if the director (i) conducted himself in good faith, (ii) reasonably believed that his conduct in his official capacity was in the corporation’s best interests and, in all other cases, that his conduct was at least not opposed to the corporation’s best interests and (iii) in the case of a criminal proceeding, had no reasonable cause to believe his conduct was unlawful.

Pursuant to Section 55-8-52 of the NC BCA, a North Carolina corporation is required to indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he is or was a director against reasonable expenses incurred by him in connection with the proceeding.

Pursuant to Section 55-8-54 of the NC BCA, the court may order indemnification of a director of a North Carolina corporation in any proceeding to which the director is a party if the director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances.

The term “proceeding” as used herein includes any threatened, pending or completed civil, criminal, administrative or investigative action, suit or proceeding (and any appeal therein), whether formal or informal and whether or not brought by or on behalf of the corporation.

Item 16.	Exhibits.

See Exhibit Index.

Item 17.	Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Exchange Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Greensboro, state of North Carolina, on December 17, 2013.

TANGER FACTORY OUTLET CENTERS, INC.

By:	/s/ Steven B. Tanger
	Name:	Steven B. Tanger
	Title:	President and Chief Executive Officer

POWER OF ATTORNEY

The individuals whose signatures appear below constitute and appoint Steven B. Tanger and Frank C. Marchisello, Jr., and each of them, his or her true and lawful attorneys-in-fact and agents with full and several power of substitution, for him or her and his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitutes, may lawfully do or cause to be done.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ William G. Benton William G. Benton	Non-Executive Chairman of the Board of Directors and Director	December 6, 2013

/s/ Steven B. Tanger Steven B. Tanger	Director, President and Chief Executive Officer (Principal Executive Officer)	December 17, 2013

/s/ Frank C. Marchisello, Jr. Frank C. Marchisello, Jr.	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	December 17, 2013

/s/ James F. Williams James F. Williams	Senior Vice President, Chief Accounting Officer and Controller (Principal Accounting Officer)	December 17, 2013

/s/ Jack Africk Jack Africk	Chairman Emeritus of the Board of Directors and Director	December 17, 2013

/s/ Bridget Ryan Berman Bridget Ryan Berman	Director	December 17, 2013

/s/ Donald G. Drapkin Donald G. Drapkin	Director	December 17, 2013

/s/ Thomas J. Reddin Thomas J. Reddin	Director	December 8, 2013

/s/ Thomas E. Robinson Thomas E. Robinson	Director	December 17, 2013

/s/ Allan L. Schuman Allan L. Schuman	Director	December 9, 2013

EXHIBIT INDEX

Exhibit No.	Description

4.1	Amended and Restated Articles of Incorporation of the Company. (Incorporated by reference to the exhibits to the Company’s Annual Report on Form 10-K for the year ended December 31, 1996.)

4.2	Amendment to Amended and Restated Articles of Incorporation dated May 29, 1996. (Incorporated by reference to the exhibits to the Company’s Annual Report on Form 10-K for the year ended December 31, 1996.)

4.3	Amendment to Amended and Restated Articles of Incorporation dated August 20, 1998. (Incorporated by reference to the exhibits to the Company’s Annual Report on Form 10-K for the year ended December 31, 1998.)

4.4	Amendment to Amended and Restated Articles of Incorporation dated September 30, 1999. (Incorporated by reference to the exhibits to the Company’s Annual Report on Form 10-K for the year ended December 31, 1999.)

4.5	Amendment to Amended and Restated Articles of Incorporation dated November 10, 2005. (Incorporated by reference to the exhibits to the Company’s Current Report on Form 8-K dated November 11, 2005.)

4.6	Amendment to Amended and Restated Articles of Incorporation dated June 13, 2007. (Incorporated by reference to the exhibits of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007.)

4.7	Articles of Amendment to Amended and Restated Articles of Incorporation. (Incorporated by reference to the exhibits of the Company’s current report on Form 8-K dated August 27, 2008.)

4.8	Articles of Amendment to Amended and Restated Articles of Incorporation dated May 18, 2011. (Incorporated by reference to the exhibits of the Company’s quarterly report on Form 10-Q filed on August 9, 2011.)

4.9	Articles of Amendment to Amended and Restated Articles of Incorporation dated May 24, 2012. (Incorporated by reference to the exhibits of the Company’s and Operating Partnership’s Form S-3 dated June 7, 2012.)

4.10	By-Laws of the Company, restated to reflect all amendments through May 18, 2012. (Incorporated by reference to the exhibits to the Company’s and Operating Partnership’s Form S-3 dated June 7, 2012.)

4.11	Specimen Common Share certificate. (Incorporated by reference to Exhibit 4.1 to the Company and the Operating Partnership’s Registration Statement on Form S-4, filed April 9, 2009, as amended, Registration Nos. 333-158503/333-158503-01.)

4.12	Registration Rights Agreement among the Company, the Tanger Family Limited Partnership and Stanley K. Tanger. (Incorporated by reference to the exhibits to the Company’s Registration Statement on Form S-11 filed May 27, 1993, as amended.)

4.13	Amendment to Registration Rights Agreement among the Company, the Tanger Family Limited Partnership and Stanley K. Tanger dated November 20, 1995. (Incorporated by reference to the exhibits to the Company’s Annual Report on Form 10-K for the year ended December 31, 1995.)

4.14	Second Amendment to Registration Rights Agreement among the Company, the Tanger Family Limited Partnership and Stanley K. Tanger dated September 4, 2002. (Incorporated by reference to the exhibits to the Company’s Annual Report on Form 10-K for the year ended December 31, 2003.)

4.15	Third Amendment to Registration Rights Agreement among the Company, the Tanger Family Limited Partnership and Stanley K. Tanger dated December 5, 2003. (Incorporated by reference to the exhibits to the Company’s Annual Report on Form 10-K for the year ended December 31, 2003.)

Exhibit No.	Description

4.16	Fourth Amendment to Registration Rights Agreement among the Company, the Tanger Family Limited Partnership and Stanley K. Tanger dated August 8, 2006. (Incorporated by reference to the exhibits to the Company’s Registration Statement on Form S-3, dated August 9, 2006.)

4.17	Fifth Amendment to Registration Rights Agreement among the Company, The Tanger Family Limited Partnership and Stanley K. Tanger dated August 10, 2009. (Incorporated by reference to exhibits to the Company’s Current Report on Form 8-K dated August 14, 2009.)

4.18	Registration Rights Agreement, dated as of August 30, 2013, by and among the Company, the Operating Partnership, and the holders listed on Schedule I thereto. (Incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed on November 12, 2013.)

+5.1	Opinion of Womble Carlyle Sandridge & Rice, LLP.

+8.1	Opinion of Latham & Watkins LLP regarding tax matters.

+23.1	Consent of PricewaterhouseCoopers LLP.

+23.2	Consent of Ernst & Young LLP.

+23.3	Consent of Womble Carlyle Sandridge & Rice, LLP (included in Exhibit 5.1).

+23.4	Consent of Latham & Watkins LLP (included in Exhibit 8.1).

+24.1	Power of Attorney (included on the signature page of this registration statement).

+	filed herewith